CONFIDENTIAL     EXECUTION VERSION

ASSET PURCHASE AGREEMENT by and among KENDALL COLLEGE, LLC THE DINING ROOM AT KENDALL NFP LAUREATE EDUCATION, INC. AND NATIONAL LOUIS UNIVERSITY Dated as of January 15, 2018

ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement (this “Agreement”), dated as of January 15, 2018, is entered into by and among Kendall College, LLC, an Illinois limited liability company (“Seller”), The Dining Room at Kendall NFP, an Illinois not for profit corporation (the “VIE”), National Louis University, an Illinois not for profit corporation (“Buyer”), and, solely with respect to Sections 6.5(h) 9.3 and 11.19, Laureate Education, Inc., a Delaware public benefit corporation (“Parent”). As used herein, the term “Company” refers to either Seller or to the VIE, and the term “Companies” refers to both of them.
RECITALS
WHEREAS, Seller is an institution of higher learning that offers students undergraduate educational programs in business, culinary arts, early childhood education, and hospitality management, and VIE operates a restaurant whose mission is to assist students in culinary and hospitality arts (“Restaurant”) (the institution of higher education and the Restaurant, as presently operated by the Companies, the “Business”); and
WHEREAS, Seller wishes to sell and assign to Buyer and Buyer wishes to purchase from Seller, certain assets of Seller related to the Business and to assume the liabilities associated with those assets upon the terms set forth in this Agreement.
NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, subject to the terms and conditions set forth herein and intending to be legally bound, Seller, the VIE, Parent and Buyer hereby agree as follows:
ARTICLE I
DEFINITIONS
For purposes of this Agreement:
“Acceptable Financing” means third-party financing, in an amount not to exceed $2,500,000, which: (i) shall be for the purpose of acquiring the Culinary Real Estate; and (ii) the terms of which shall not violate, restrict, limit or otherwise modify Buyer’s current obligations or ability to obtain any other loans or financing with its current credit provider.
“Accrediting Body” means any non-governmental entity, including without limitation institutional and specialized accrediting agencies, which engage in the granting or withholding of accreditation of postsecondary educational institutions or programs, or accreditation of private elementary and secondary schools or programs, in accordance with standards relating to the performance, operations, financial condition or academic standards of such institutions and schools, including, without limitation, the Higher Learning Commission and the American Culinary Federation Educational Foundation.
“Action” means any claim, cause of action, action, complaint, demand, audit, hearing, suit, proceeding, investigation (formal or informal) or arbitration proceeding by or before any Governmental Authority or Educational Agency.
“Additional Severance” has the meaning set forth in Section 6.5(d).
“Affiliate” means, except as otherwise specifically provided herein, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with that Person. For purposes of this definition, the terms “controls”, “controlled by” and “under common control with” mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. An Affiliate of any natural person also includes that Person’s immediate family members. The term “Affiliate,” with respect to the Seller, includes, without limitation, Parent.
“Affiliate Contracts” has the meaning set forth in Section 4.15.
“Agreed Severance” has the meaning set forth in Section 6.5(d).
“Agreement” has the meaning set forth in the preamble.
“Assumed Contracts” has the meaning set forth in Section 2.1(c).
“Assumed Liabilities” has the meaning set forth in Section 2.3.
“Assignment and Assumption Agreement” has the meaning set forth in Section 3.2(b).
“Audited Financial Statements” has the meaning set forth in Section 4.3(a).
“Average Quarterly Student Enrollment” means the average quarterly student enrollment in the culinary arts, baking and pastry, and hospitality management degree programs, as operated by Buyer as part of the Post-Closing Business, during a Revenue Sharing Year. Each Average Quarterly Student Enrollment amount shall be calculated by: (i) determining the total student enrollment in the culinary arts, baking and pastry, and hospitality management degree programs in each of the four academic quarters within a Revenue Sharing Year, as reflected in the Buyer’s census for the corresponding quarter that will be taken on the first or second Monday following the start of such quarter (in accordance with customary practice); and (ii) adding the four quarterly enrollment figures determined under the preceding subpart (i) and dividing them by four.
“Balance Sheet Date” has the meaning set forth in Section 4.3(a).
“Base Severance” has the meaning set forth in Section 6.5(d).
“Best Efforts Cooperation” means, solely with respect to matters related to Educational Consents, that the applicable parties shall cooperate with each other in good faith in connection with the subject matter in question and use their respective best efforts to complete the action required, including, without limitation, that each of Buyer and Seller shall: (i) respond as promptly as reasonably practicable to any formal or informal requests for additional information or documentary material made by any Educational Agency; (ii) cooperate with each other in connection with any obligation to respond, file or submit any information or documentation in respect of an obligation to any Educational Agency; (iii) promptly notify each other of any written or oral communication to that party from any Educational Agency, and permit the other party to review in advance any proposed written communication and response to the Educational Agency and consider, in good faith, the parties’ comments on any such proposed written communication; (iv) not participate or agree to participate in any meeting or discussion of any kind with any Educational Agency unless it consults with the other party in advance and gives the other party the opportunity to attend and participate thereat; (v) furnish the other party with copies of all correspondence, filings and communications between it and its Affiliates and their respective representatives on the one hand, and any Educational Agency on the other hand; and (vi) furnish the other party with such necessary information and reasonable assistance as such other party may reasonably request in connection with the preparation of necessary responses, filings, registrations, or submissions of information to any Educational Agency.
“Bill of Sale” has the meaning set forth in Section 3.2(a).
“Bulk Sales Act” has the meaning set forth in Section 6.15.
“Bulk Sales Notice” has the meaning set forth in Section 6.15.
“Business” has the meaning set forth in the Recitals.
“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by Law or executive order to close.
“Buyer” has the meaning set forth in the preamble.
“Buyer Claim” has the meaning set forth in Section 9.6(b).
“Buyer Claim Notice” has the meaning set forth in Section 9.6(b).
“Buyer Disclosure Schedules” means the Schedules delivered by Buyer pursuant to ARTICLE V.
“Buyer Indemnitees” has the meaning set forth in Section 9.3.
“Buyer Temporary Employee” has the meaning set forth in Section 6.5(f).
“Buyer’s Knowledge” means the actual knowledge of Nivine Megahed, President of Buyer, and Marty Mickey, Vice President of Finance of Buyer, after due inquiry.
“Buyer’s VIE Board Nominees” has the meaning set forth in Section 6.11.
“Cash” means, without duplication, as of the date in question and determined in accordance with GAAP, all cash and cash equivalents, marketable securities and short term investments (including the amount of all checks and other wire transfers and drafts deposited, but excluding the amounts of all issued but uncleared checks and drafts). Any monetary conversion from the currency of a foreign country to United States dollars shall be calculated using the applicable exchange rates set forth in The Wall Street Journal, Eastern Edition, on the Business Day prior to the Closing Date.
“Claim” has the meaning set forth in Section 9.6(a).
“Claim Response” has the meaning set forth in Section 9.6(a).
“Claims Notice” has the meaning set forth in Section 9.6(a).
“Closing” has the meaning set forth in Section 3.1.
“Closing Date” has the meaning set forth in Section 3.1.
“Closing Enrollment” means the sum of (i) total student enrollment in the School’s culinary arts, baking and pastry, and hospitality management programs as of the last day of the School’s last fiscal quarter ending on or before the Closing Date, exclusive of any and all students that, as of the last day of the School’s last fiscal quarter ending on or before the Closing Date, graduated from their corresponding program or otherwise indicated to the School their intention not to return in the subsequent fiscal quarter, plus (ii) new student enrollment in the culinary arts, baking and pastry, and hospitality management programs, as operated as part of the Post-Closing Business, in the next fiscal quarter (after the one referenced in the preceding Subclause (i)), as reflected in the Buyer’s census for that quarter that will be taken on the first or second Monday following the start of such quarter (in accordance with customary practice).
“Code” means the Internal Revenue Code of 1986, as amended.
“Collective Bargaining Agreement” means any Contract between a Company and any labor union or labor organization.
“Company” and “Companies” have the meanings set forth in the preamble.
“Company Benefit Plan” has the meaning set forth in Section 4.14(b).
“Company Debt” means, without duplication, all amounts, contingent or otherwise, of the Companies for: (a) senior debt, including subordinated debt and any drawn letters of credit (up to the amount drawn); (b) borrowed money for the deferred purchase price of property or services (other than trade payables), lease obligations that are required to be classified as capitalized lease obligations in accordance with GAAP, conditional sale, earn-out or other title retention agreements, except for amounts payable under leases of automobiles leased by a Company for use by its employees; (c) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument; (d) deferred rent, including obligations related to tenant improvement allowances, calculated in accordance with GAAP; (e) any interest rate swap, forward contract or other hedging arrangement of a Company; (f) any accrued interest, fees or penalties in respect of any of the foregoing; (g) any prepaid student deposits or student tuition and fees for services to be rendered more than one year after payment; (h) any and all accounts payable related to or other amounts due and owing for employee wages or benefits; and (i) any amounts owed to employees for benefits recorded or administered by Parent, that become an obligation of a Company.
“Company Disclosure Schedules” means the Schedules delivered by the Companies pursuant to this Agreement.
“Company Intellectual Property” means all Intellectual Property owned, used or held for use by either of the Companies. Company Intellectual Property includes, without limitation, all Curriculum owned by the Seller and used by Seller in the Business.
“Compliance Date” means January 1, 2015.
“Confidentiality Agreement” has the meaning set forth in Section 6.2(b).
“Consent” means any notice, consent, approval, authorization, qualification, waiver or registration required to be obtained from, filed with or delivered to any Person in connection with the consummation of the transactions contemplated hereby.
“Contract List” means the true and correct list of all Contracts to which either Company is a party and pursuant to which either Company: (i) paid $20,000 or more (excluding contracts that are to be terminated at or before Closing) during the Seller’s 2017 fiscal year; or (ii) has agreed to pay $20,000 or more (excluding contracts that are to be terminated at or before Closing) during the Seller’s 2018 fiscal year.
“Contracts” means all contracts, leases, licenses and other commitments or agreements (including any amendments and other modifications thereto) to which a Company is a party, whether written or oral, that are in effect on the date hereof.
“Copyrights” means all copyrights and copyrightable works, whether in published or unpublished form; rights to compilations, educational works and materials, collective works and derivative works of any of the foregoing and moral rights in any of the foregoing; and registrations and applications for registration for any of the foregoing and any renewals or extensions thereof.
“Culinary Business” means all of the Purchased Assets and Assumed Liabilities relating to the Restaurant and the Culinary Programs.
“Culinary Business Obligations” has the meaning set forth in Section 6.13(a).
“Culinary Construction Bid” has the meaning set forth in Section6.13(a)(iii).
“Culinary Improvements” means the improvements to be constructed in the Culinary Real Estate in accordance with the Culinary Construction Bid.
“Culinary Leased Real Property” has the meaning set forth in Section 6.13(c)(iii).
“Culinary Programs” means the following undergraduate education programs that are offered to students by the Seller: Associate’s in Baking & Pastry, Associate’s in Culinary Arts, and Bachelor’s in Culinary Arts.
“Culinary Real Estate” has the meaning set forth in Section 6.13(a)(i).
“Culinary Sublease” has the meaning set forth in Section 6.13(c)(iii).
“Curriculum” means program and course curricula, program and course materials, course wares, instructional videotapes, syllabi, instructional audio recordings, instructional software, instructional technology and know-how, academic policies, procedures and standards, catalogs, handbooks and guidebooks, examinations and outcomes assessment policies, procedures and materials, online courses, programs and instructional materials, online formats, face pages and graphics, online instructional support materials, visual aids, and Educational Agency and Governmental Authority submissions, filings, reports and documentation concerning any of the foregoing.
“DBR” means Drinker Biddle & Reath LLP.
“Dining Room Agreement” means the agreement relating to the dining room at the School between Seller and the VIE dated as of July 1, 2009 (the “Dining Room Agreement”), a copy of which has been provided to Buyer.
“Dispute Notice” has the meaning set forth in Section 9.6(b).
“Dispute Period” has the meaning set forth in Section 9.6(b).
“DOE” means the United States Department of Education and any successor agency administering student financial assistance under Title IV.
“DOE Pre-Acquisition Review Letter” means the letter issued by the DOE following its review of the pre-acquisition review application submitted by the School with respect to the transactions contemplated by this Agreement.
“DOE Restriction” means restrictions set forth in the DOE Pre-Acquisition Review Letter (or other communication related to Buyer’s post-Closing participation in the Title IV Programs) that indicate: (i) DOE’s denial of or indication of an intention to deny the issuance of the TPPPA or PPPA; or (ii) DOE’s imposition of or indication of an intention to impose any Material or Adverse Impediment as a condition of issuing the TPPPA or PPPA.
“DOE Resolution Efforts” means the parties’ obligation to cooperate and use their respective commercially best reasonable efforts and Best Efforts Cooperation to request that the DOE remove or modify any DOE Restrictions in a manner that results in the conditions set forth at Section 7.1(c) of this Agreement being satisfied.
“DOE Resolution Period” has the meaning set forth in Section 6.9(b).
“DOR” has the meaning set forth in Section 6.15.
“Dorm Commitment” refers to the obligation of Seller to lease a minimum number of beds (based on a minimum number of beds per floor and the number of floors being leased) pursuant to the Dorm Contract.
“Dorm Contract” means the April 27, 2015 Lease between DRI/CA Gibbons/Steger Master Tenant, LLC and Kendall College, LLC related to the buildings located on the land commonly known as 20 E. Jackson Blvd., Chicago, Illinois and 28 E. Jackson Blvd., Chicago, Illinois, as amended in January 2016.
“ECAR” means an Eligibility and Certification Approval Report issued by the DOE.
“Educational Agency” means any entity or organization, whether governmental, government chartered, tribal, private, or quasi-private, whether U.S. or foreign, that engages in granting or withholding Educational Approvals, or administers financial assistance programs, in accordance with standards relating to the performance, operation, financial condition, or academic standards of such schools and programs, including, without limitation, DOE, any Accrediting Body, or any State Educational Agency.
“Educational Approval” means any license, permit, authorization, certification, accreditation, or similar approval, issued or required to be issued by an Educational Agency including any such approval for (a) the School to operate and offer its educational programs in all jurisdictions in which it physically operates or is required to be authorized; or (b) the School to participate in any program of Student Financial Assistance, but excluding any license for persons engaged in recruiting.
“Educational Consents” means any approval, authorization or consent by any Educational Agency, or any notification to be made by the parties to any Educational Agency, with regard to the transactions contemplated by this Agreement and the Transaction Documents, whether pre-Closing or post-Closing, which is necessary under applicable Educational Law in order to maintain or continue any Educational Approval presently held by the School, as set forth on Schedule 6.8.
“Educational Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, or other requirement or rule of law of any Educational Agency, or any Accrediting Body standard applicable to the School, including without limitation the provisions of Title IV of the HEA.
“Education Record” has the meaning set forth under 34 C.F.R. § 99.3.
“Employee” has the meaning set forth in Section 6.5(a).
“Environmental Law” means any Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal, handling, release or remediation of any Hazardous Materials.
“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended to date.
“ERISA Affiliate” means each entity that is treated as a single employer with a Company for purposes of Section 414 of the Code.
“Excluded Assets” has the meaning set forth in Section 2.2.
“Financial Statements” has the meaning set forth in Section 4.3(a).
“Fundamental Representations” refers to the representations and warranties of the Companies contained in Section 4.1 (Organization and Standing; Authority), and Section 4.17 (No Brokers), and the representations and warranties of Buyer contained in Section 5.1 (Organization and Standing), Section 5.2 (Authority, Validity and Effect) and Section 5.6 (No Brokers).
“GAAP” means United States generally accepted accounting principles as in effect on the date hereof.
“Gainful Employment Disclosure and Reporting Requirements” means the disclosure requirements set forth at 34 C.F.R. § 668.6 or 34 C.F.R. § 668.412, as applicable, and the reporting requirements set forth at 34 C.F.R. § 668.411, in each case only to the extent such requirements are or were validly in effect.
“Gainful Employment Rule” means the DOE regulations set forth at 34 C.F.R. Part 668 Subparts Q and R, as applicable.
“Governmental Authority” means any government, governmental or regulatory body or political subdivision, whether federal, state, local or foreign, or any agency, commission, instrumentality, authority or department of any such government, governmental or regulatory body or political subdivision, or any federal, state, local or foreign court, tribunal or arbitrator (public or private), but excluding any Educational Agency.
“Governmental Consent” means a Consent required by a Governmental Authority.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, permit, assessment or award entered by or with any Governmental Authority or Educational Agency.
“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that presents a risk to human health or the environment or is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws or is otherwise governed, regulated or for which liability or standards of conduct may be imposed under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.
“HEA” means the Higher Education Act of 1965, 20 U.S.C. § 1001 et seq., as amended, and any successor statute thereto.
“HLC Meeting” means the meeting of the Board of the Higher Learning Commission held to consider the approval of the application for a change of control submitted by the parties.
“Indemnified Party” means: (a) in the event of a claim by a third party against a Buyer Indemnitee for which indemnification is available under Article IX, the Buyer Indemnitee; and (b) in the event of a claim by a third party against a Seller Indemnitee for which indemnification is available under Article IX, the Seller Indemnitee.
“Indemnitee” and “Indemnitees” have the meanings set forth in Section 9.5.
“Indemnitor” means: (a) the Buyer in the event of a claim by a third party against a Seller Indemnitee for which indemnification is available under Article IX; and (b) the Seller Indemnifying Parties in the event of a claim by a third party against a Buyer Indemnitee for which indemnification is available under Article IX.
“Intellectual Property” means Copyrights, Patents, Trademarks, Trade Secrets, software (including data, databases and documentation), all advertising and promotional materials, all proprietary rights, and all other intellectual property rights throughout the world, including all copies and tangible embodiments thereof and the right to sue for past, present and future infringement, misappropriation or other violation thereof.
“Interim Financial Statements” has the meaning set forth in Section 4.3(a).
“IP Assignment Agreement” has the meaning set forth in Section 3.2(c).
“IRS” means the United States Internal Revenue Service.
“Law” means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule or regulation, Governmental Order or other requirement of any Governmental Authority.
“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by a Company.
“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which either Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of a Company thereunder.
“Lien” means any mortgage, lien, security interest, option, pledge, mechanic’s lien, deed of trust, claim, lease, charge, right of first refusal, easement, servitude, transfer restriction or other similar encumbrance, excluding Permitted Liens.
“Loss Notice” has the meaning set forth in Section 9.6(b).
“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the Purchased Assets, taken as a whole or (b) the ability of either of the Companies to consummate the transactions contemplated hereby on a timely basis; provided, however, that in no event shall any of the following, either alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been, such a Material Adverse Effect: (i) any change, occurrence, event or development resulting from conditions affecting the industry in which Seller operates, changes in general business or economic conditions affecting the industry in which Seller operates or from changes in Law, except to the extent it has a disproportionate effect on the Business or School compared to other participants in the industry in which Seller conducts the Business; (ii) any change resulting from the announcement or pendency of any of the transactions contemplated hereby; (iii) changes resulting from natural disasters, acts of terrorism or war (whether or not declared), except to the extent that assets to be acquired hereunder are damaged or destroyed and not replaced by Seller; (iv) any failure of either Company to meet its projections of forecasts or to achieve any particular financial result; or (v) any change resulting from the taking of any action by either party that is required to be taken pursuant to this Agreement.
“Material or Adverse Impediment” means any of the following: (A) requiring the posting of a letter of credit by the Buyer (other than a requirement that the Seller or Parent continue the existing letter of credit with respect to the School for a defined period of time following the Closing); (B) the imposition of a heightened cash monitoring or reimbursement payment method; (C) the imposition of material restrictions on student enrollment levels or on the growth or expansion of the Post-Closing Business that would reasonably be expected to materially impair the ability of the Buyer to operate the Post-Closing Business; (D) the imposition of a limitation on the ability of Buyer to establish new locations or programs (other than customary approval conditions for such locations or programs contained in the TPPPA or PPPA); or (E) the imposition of a limitation that would reasonably be expected to have a material adverse impact on the operations or the financial success of the Buyer (other than restrictions on the Buyer’s operation of the Post-Closing Business to the extent permitted under subsection (C) of this definition).
“Open Diligence Categories” means any and all documents and other information related to: (1) Seller’s participation in and administration of any Title IV Programs; (2) the [financial conditions and operations of the VIE; and (3) Company Intellectual Property.
“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).
“Parent” means Laureate Education, Inc., a Delaware public benefit corporation.
“Patents” means all patents, industrial and utility models, industrial designs, petty patents, patents of importation, patents of addition, certificates of invention, and any other indicia of invention ownership issued or granted by any Governmental Authority, including all provisional applications, priority and other applications, divisionals, continuations (in whole or in part), extensions, reissues, reexaminations or equivalents or counterparts of any of the foregoing.
“Payment Obligations” means the payment of the Subsidy, the Real Estate Subsidy, any amounts payable to a Buyer Indemnified Party pursuant to Section 9.3, and any other financial obligation of Seller to the Buyer.
“Permit” means any license, permit, authorization, certificate of authority, qualification, franchise, order, approval, concession, registration, variance or exemption or similar document or authority that has been issued or granted or required to be issued by any Governmental Authority.
“Permitted Liens” means: (a) Liens arising under or related to the Company Debt that will be released on or prior to the Closing; and (b) the Liens set forth on Schedule 2.
“Person” means any individual, sole proprietorship, partnership, corporation, limited liability company, joint venture, unincorporated society or association, trust or other legal entity or Governmental Authority or Educational Agency.
“Post-Closing Business” means the undergraduate educational programs in business, culinary arts, early childhood education, and hospitality management, operated by the Companies as part of the School prior to Closing, as operated by the Buyer post-Closing.
“PPA” means a Program Participation Agreement issued to an institution of higher education and countersigned by or on behalf of the Secretary of the DOE, evidencing the DOE’s certification of the institution to participate in the Title IV Programs.
“PPPA” means a Provisional Program Participation Agreement issued to an institution of higher education and countersigned by or on behalf of the Secretary of the DOE, evidencing the DOE’s provisional certification of the institution to participate in the Title IV Programs.
“Pre-Closing Tax Periods” has the meaning set forth in Section 10.1.
“Purchase Price” has the meaning set forth in Section 2.5.
“Purchased Assets” has the meaning set forth in Section 2.1.
“Real Estate Subsidy” shall mean the amount of $5,000,000, to be paid by the Seller to the Buyer in accordance with the terms of this Agreement.
“Required Post-Closing Educational Consents” means those Educational Consents that must be effectuated or obtained after the Closing, as identified on Schedule 6.8.
“Required Pre-Closing Educational Consents” means those Educational Consents that applicable Educational Laws require to be effectuated or obtained prior to the Closing, as identified on Schedule 6.8.
“Retained Liabilities” has the meaning set forth in Section 2.4.
“Response Period” has the meaning set forth in Section 9.6(a).
“Responsible Party” has the meaning set forth in Section 9.6(c).
“Restaurant” has the meaning set forth in the Recitals.
“Revenue Sharing Month” means the month in which the first full academic quarter will begin after Closing.
“Revenue Sharing Period” means the ten-year period beginning on the first day of the first Revenue Sharing Month to occur after Closing.
“Revenue Sharing Year” means a twelve-month period beginning on the first day of a Revenue Sharing Month within the Revenue Sharing Period.
“School” means the institution of higher education owned and operated by Seller which has been issued Office of Postsecondary Education Identification Number 00170300 by the DOE, including the main campus and any other campus, branch, satellite location, or other facility leased by Seller at which it offers 50% or more of an educational program, and any education programs offered via online delivery, but excluding sites used by the institution for the purposes of offering students clinical rotations.
“Seller” has the meaning set forth in the preamble.
“Seller Indemnifying Parties” has the meaning set forth in Section 9.3.
“Seller Indemnitees” has the meaning set forth in Section 9.2.
“Seller’s 401(k) Plan” has the meaning set forth in Section 6.5(l).
“Seller’s Knowledge” means the actual knowledge of Paul Lussow and Jennifer Briar, after due inquiry.
“State Educational Agency” means any state licensing agency that regulates educational institutions offering educational programs via residential or online delivery or otherwise operating within such agency’s jurisdiction, including, but not limited to, the Illinois Board of Higher Education, the Illinois State Board of Education, the Illinois Department of Veterans Affairs, the Iowa Student Aid Commission, the Pennsylvania Department of Education Bureau of Postsecondary and Adult Education, and the Wisconsin Department of Safety and Professional Services Educational Approval Board.
“Student Financial Assistance” means any form of financial assistance, grants or loans provided to any student pursuant to: (i) the Title IV Programs and any other program authorized by the HEA and administered by the DOE; and (ii) any state financial assistance programs administered by any State Educational Agency and in which the School currently is approved to participate.
“Subsidy” shall mean the amount to be paid by the Seller to the Buyer at the Closing in accordance with the terms of Sections 6.13(b)(v) and Section 6.13(c)(ii), as applicable.
“Tax” means all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, or other tax, similar governmental fee or other similar assessment or similar charge, whether disputed or not, together with any interest, penalties, additions to tax or additional amounts imposed by any Taxing Authority.
“Tax Matter” has the meaning set forth in Section 10.4.
“Tax Return” means any return, statement, report or form filed or required to be filed with any Taxing Authority, including any amendments thereof or exhibits thereto.
“Taxing Authority” means any Governmental Authority responsible for the administration or imposition of any Tax.
“Termination Date” has the meaning set forth in Section 8.1(e).
“Title IV” means Title IV of the HEA, except as specifically provided otherwise, and any amendments or successor statutes to it.
“Title IV Program” means any program of student financial assistance administered pursuant to Title IV.
“TPPPA” means a Temporary Provisional Program Participation Agreement issued to an institution of higher education and countersigned by or on behalf of the Secretary of the DOE, continuing the institution’s certification to participate in the Title IV Programs on an interim basis prior to issuance of a PPPA or a PPA.
“Trademarks” means trademarks, service marks, fictional business names, trade names, commercial names, trade dress, certification marks, collective marks and other proprietary rights to any words, names, slogans, symbols, logos, devices or combinations thereof used to identify, distinguish and indicate the source or origin of goods or services; registrations, renewals, applications for registration, equivalents and counterparts of the foregoing; and the business goodwill associated with each of the foregoing.
“Trade Secrets” means trade secrets and confidential business information, including ideas, research and development, know-how, formulae, compositions, processes, methods and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals.
“Transaction Documents” has the meaning set forth in Section 4.1(b).
“Transition Services Agreement” has the meaning set forth in Section 6.19.
“Use Agreement” has the meaning set forth in Section 4.13(c).
“VIE” has the meaning set forth in the preamble.
“VIE Board” has the meaning set forth in Section 6.11.
“VIE Nominees” has the meaning set forth in Section 6.11.
“Yearly Revenue Sharing Amount” has the meaning set forth in Section 6.13(c)(iv)(1).
ARTICLE II
SALE AND PURCHASE
2.1    Sale and Purchase of Assets. At the Closing, Seller shall sell, assign and transfer to Buyer, free and clear of all Liens, and Buyer shall purchase and acquire from Seller all of the Seller’s right, title and interest in and to the following assets, properties, and rights of the Seller that are used in the operation of the Business (collectively, the “Purchased Assets”), subject in all cases to the provisions of Section 6.13:
(a)    except to the extent otherwise provided on Schedule 2.6, all accounts receivable (including tuition receivables) and any security, claim, remedy or other right related to any of the foregoing except for accounts receivable from Affiliates other than the VIE;
(b)    the Company Intellectual Property, except as otherwise set forth pursuant to Section 4.13(b), the name “Kendall,” and all goodwill of Seller;
(c)    the Contracts set forth on Schedule 2.1(c) as that schedule may be amended pursuant to Section 6.17 (the “Assumed Contracts”), provided, however, that if Closing Enrollment is less than 500, Buyer’s assumption of the Dorm Contract shall be adjusted such that Dorm Commitment thereunder shall be reduced by an amount equal to (x) the difference between Closing Enrollment and 500 multiplied by (y) 0.667 and rounded to the nearest whole number, so by way of example, if Closing Enrollment is 450, Dorm Commitment under the Dorm Contract shall be reduced by 33 beds;
(d)    all furniture, equipment, telephones, computers, textbooks, instructional materials, supplies and other personal property of the Seller listed on Schedule 2.1(d). However, Buyer shall have one hundred and eighty (180) days from the date of execution of this Agreement to reject any of the assets listed on Schedule 2.1(d) by providing written notice to Seller, and Seller shall provide Buyer with reasonable access to the assets listed on Schedule 2.1(d) to allow Buyer to determine whether to exercise this right of rejection. In the event of such rejection, the rejected assets shall be treated as Excluded Assets;
(e)    all Permits held by Seller for the ownership or use of the Purchased Assets identified on Schedule 2.1(e), in each case to the extent transferable;
(f)    all rights, defenses, claims, demands, Actions or causes of action available to or being pursued by the Seller, to the extent related to the Purchased Assets or the Assumed Liabilities, whether arising by way of counterclaim or otherwise;
(g)    except to the extent otherwise provided on Schedule 2.6, all student tuition and fees receivable and all prepaid expenses, credits, advance payments and deposits of the Seller related to the Business or any other Purchased Asset;
(h)    all books and records, including Education Records, of each of the Companies relating to the Purchased Assets;
(i)    any other assets set forth on Schedules 2.1(i);
(j)    for clarification, the Parties agree that the VIE shall not dispose of, sell, convey or encumber any of the assets listed on Schedule 2.1(j), which identifies all the assets of the VIE, prior to Closing, without the consent of Buyer; and
(k)    all of Seller’s food inventory as of the Closing Date..
2.2    Excluded Assets. Other than the Purchased Assets, the parties expressly understand and agree that Buyer is not purchasing or acquiring, and the Companies are not selling or assigning, any other assets or properties of the Companies or any of their Affiliates, and all such other assets and properties (collectively, the “Excluded Assets”) shall be excluded from the Purchased Assets and will remain the property of the Companies and their Affiliates after the Closing. Excluded Assets include the following assets and properties of the Companies:
(a)    except to the extent otherwise provided on Schedule 2.6, all Cash, bank accounts and publicly traded or liquid securities held by Seller or any Affiliate on behalf of Seller, but not including such items held by VIE;
(b)    all Contracts that are not Assumed Contracts;
(c)    all rights, defenses, claims, demands, Actions or causes of action related to or arising at any time from any Retained Liability or any Excluded Asset, all rights, defenses, claims, demands, Actions or causes of action (including all claims of attorney-client and work product privilege) arising prior to the Closing other than to the extent expressly included in the Purchased Assets, and all prepaid expenses, credits, advance payments and deposits of the Sellers related to or arising at any time from any Retained Liability or any Excluded Asset;
(d)    all Tax refunds and credits of either Company;
(e)    all insurance policies of Seller or any Affiliate of Seller and all rights to applicable claims and proceeds thereunder;
(f)    all assets and Contracts relating to any Company Benefit Plan;
(g)    all non-transferable Permits held by either Company;
(h)    the Leased Real Property;
(i)    the corporate records, books and all other books and records of Seller (including, but not limited to, Tax Returns) that are not Purchased Assets;
(j)    the Perkins loans receivable;
(k)    all receivables from any Affiliates of either Company other than VIE;
(l)    the rights that accrue or will accrue to the Seller under this Agreement and the Transaction Documents;
(m)    Intentionally Omitted;
(n)    all other assets, employees and operations (including related corporate functions) not otherwise expressly included among the Purchased Assets;
(o)    all Collective Bargaining Agreements; and
(p)    all assets rejected by Buyer pursuant to Section 2.1(d).
2.3    Assumed Liabilities. At the Closing, on the terms and subject to the conditions set forth in this Agreement, Buyer shall assume and agree to satisfy, pay, perform and discharge when due the following liabilities of the Companies relating to the Purchased Assets, subject to the indemnification provisions of ARTICLE IX below (collectively the “Assumed Liabilities”), subject in all cases to the provisions of Section 6.13:
(a)    except to the extent otherwise provided on Schedule 2.6, all accounts payable and accrued expenses of the Companies or any of their Affiliates that remain unpaid as of the Closing Date other than accounts payable to Affiliates (other than VIE);
(b)    except to the extent otherwise provided on Schedule 2.6, all liabilities associated with the Assumed Contracts to the extent that such liabilities are not caused by any breach, default, or violation by either Company on or prior to the Closing;
(c)    Intentionally Omitted;
(d)    all liabilities for Taxes imposed with respect to, or arising out of or relating to the Business, the Purchased Assets or the Assumed Liabilities, for periods following the Closing;
(e)    except to the extent otherwise provided on Schedule 2.6, all liabilities arising from or related to Buyer’s ownership or use of the Purchased Assets or the operation of the Post-Closing Business; and
(f)    any other liabilities set forth on Schedule 2.3(f).
2.4    Retained Liabilities. Buyer shall not assume and shall not be responsible to pay, perform or discharge any liabilities of either Company other than the Assumed Liabilities (the “Retained Liabilities”).
2.5    Purchase Price. In full consideration for the Purchased Assets, Buyer shall assume the Assumed Liabilities and pay to or for the benefit of Seller an amount equal to One Dollar ($1.00) (the “Purchase Price”), payable at the Closing as described below in Section 3.3. The Purchase Price shall be subject to adjustment pursuant to Section 2.6.
2.6    Pre-Closing and Post-Closing Adjustment. In connection with the Closing, Buyer and Seller will work together in good faith to make a pre-Closing and a post-Closing adjustment to the Purchase Price pursuant to and in accordance with the Purchase Price adjustment procedures set forth on Schedule 2.6. In addition, Seller shall pay to Buyer the amounts due and owing to Buyer for accounts receivable as determined by the parties pursuant to section 6(a) of Schedule 2.6 and such amounts shall be paid by Seller to Buyer in accordance with the terms and conditions set forth in section 6(a) of Schedule 2.6.
2.7    Intentionally omitted.
2.8    Third Party Consents. To the extent that Seller has identified as part of Schedule 2.8 any Assumed Contract or Permit constituting a Purchased Asset, or any other Purchased Asset, that may not be assigned to Buyer without the consent of another Person and for which such consent has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller shall use its reasonable best efforts to obtain any such required consent(s) as promptly as possible. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Buyer’s rights under the Purchased Asset in question so that Buyer would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by law and the Purchased Asset, shall act after the Closing as Buyer’s agent in order to obtain for Buyer the benefits thereunder and shall cooperate, to the maximum extent permitted by Law and the Purchased Asset, with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer.
ARTICLE III
CLOSING AND DELIVERIES
3.1    Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place at the offices of DBR, 191 N. Wacker Dr., Suite 3700, Chicago, IL 60606: (a) no later than seven Business Days after the conditions set forth in ARTICLE VII have been satisfied or waived by the applicable party (other than those conditions which by their terms are not to be satisfied until the Closing, but subject to the waiver or fulfillment of those conditions at the Closing); provided, however, that if the Closing would occur after the 10th day of any month, the Closing shall occur on the first Business Day of the next succeeding month, or (b) at such other place, time and date as may be mutually agreed upon by Buyer and Seller in writing (including by means of facsimile, e-mail or other electronic transmission) in accordance with section 1 of Schedule 2.6 (the date on which the Closing occurs, the “Closing Date”). All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered. The effective time of the Closing will be 11:59 p.m. (Eastern Time) on the Closing Date.
3.2    Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered to Buyer the following items:
(a)    A bill of sale (the “Bill of Sale”) transferring the tangible personal property included among the Purchased Assets to Buyer, duly executed by Seller;
(b)    An assignment and assumption agreement (the “Assignment and Assumption Agreement”) effecting the assignment to and assumption by Buyer of the Purchased Assets and Assumed Liabilities, duly executed by Seller;
(c)    An assignment of all Company Intellectual Property included among the Purchased Assets, duly executed by Seller (the “IP Assignment Agreement”);
(d)    The Transition Services Agreement, to the extent applicable, duly executed by Seller;
(e)    Certificates of the Secretary State of Illinois as to the good standing of each Company as of a date not more than 10 Business Days before the Closing;
(f)    Certified copies of the resolutions duly adopted by the members or boards of managers or directors, as applicable, of each of the Companies authorizing the execution and delivery of this Agreement and the other Transaction Documents and the performance and consummation by it of the transactions contemplated hereby and thereby;
(g)    Resolutions duly adopted by the VIE Board ratifying the resignation of all existing members of the VIE Board and electing Buyer’s VIE Board Nominees to the VIE Board effective as of the Closing;
(h)    Original corporate record books and equity record books of the VIE to the extent not already in Buyer’s possession as of the Closing;
(i)    A certificate of non-foreign status executed by Seller and prepared in accordance with Treasury Regulations Section 1.1445-2(b);
(j)    Seller shall, subject to Section 6.13 and in accordance therewith, pay or cause to be paid to the Buyer the Subsidy and the Real Estate Subsidy;
(k)    An Interim Management/Cooperation Agreement in a commercially reasonable form as agreed by the parties, duly executed by a director of the VIE who is a duly approved holder of the VIE’s liquor license;
(l)    If applicable, written consent from the landlord and applicable tenants of the Leased Real Property that Seller has the authority to sublet to Buyer the Culinary Leased Real Property pursuant to the Culinary Sublease;
(m)    A copy of the Seller’s Employee Census Report, current through the Closing Date.
(n)    Such other documents, certificates and instruments necessary or reasonably requested by Buyer necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents.
3.3    Deliveries by Buyer. At the Closing, Buyer shall:
(a)    Pay the Purchase Price to Seller as described in Section 2.5 as adjusted pursuant to Section 2.6, by wire transfer of immediately available funds to Seller’s account, details of which shall be provided to Buyer at least two Business Days before the Closing;
(b)    Deliver to Seller:
(i)    The Bill of Sale, duly executed by Buyer;
(ii)    The Assignment and Assumption Agreement duly executed by Buyer;
(iii)    The IP Assignment Agreement duly executed by Buyer;
(iv)    The Transition Services Agreement, to the extent applicable, duly executed by Buyer; and
(v)    Such other documents, certificates and instruments necessary or reasonably requested by Seller necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANIES
Except as set forth on the Company Disclosure Schedules, the Companies, jointly and severally, hereby represent and warrant to Buyer that the statements contained in this ARTICLE IV are true and correct as of the date hereof and as of the Closing Date:
4.1    Organization and Standing; Authority.
(a)    Each Company is either a limited liability company or a corporation validly existing and in good standing under the laws of its jurisdiction of formation. Each is duly qualified to do business in each jurisdiction in which the character of the properties owned or leased by it or in which the conduct of the Business require it to be so qualified.
(b)    Each of the Companies has the requisite limited liability company or corporate, as applicable, power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby (collectively, the “Transaction Documents”) to be executed and delivered by it, to consummate the transactions contemplated hereby and thereby, and to carry on the Business and to own, lease and use the assets and properties that are owned, leased and used by it and that will be transferred to Buyer hereunder.
(c)    The execution and delivery of this Agreement and the Transaction Documents to which either Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary limited liability company or corporate action, as applicable. This Agreement and the Transaction Documents to which any of them is a party have been (or will be at the Closing) duly and validly executed and delivered by, and constitute the legal, valid and binding obligations of, one or both of the Companies, as applicable, enforceable against it in accordance with their respective terms.
4.2    No Conflict; Required Filings and Consents.
(a)    Except as set forth on Schedule 4.2, neither the execution and delivery by either Company of this Agreement or the other Transaction Documents to which it is a party, nor the consummation by either of them of the transactions contemplated hereby or thereby, nor compliance by any of them with any of the provisions hereof or thereof: (i) conflicts with or results in a breach of any provisions of the articles of organization or operating agreement of either Company if that conflict or breach, if any, would adversely affect its ability to perform its obligations hereunder; (ii) results in a breach of or a default (with or without due notice or lapse of time or both) under, or gives rise to any right of modification, termination, cancellation or acceleration to any third party, or requires the consent of or any notification to any third party to any Assumed Contract or under any Permit that is included among the Purchased Assets; or (iii) results in the imposition or creation of any Lien upon or with respect to any Purchased Asset.
(b)    Except as set forth on Schedule 4.2(b) of the Company Disclosure Schedule, no material Governmental Consent is required to be obtained by either Company (i) for the execution and delivery by any of them of this Agreement or the Transaction Documents to which they are a party, (ii) for compliance by any of them with any of the provisions hereof or thereof, or (iii) the consummation by any of them of the transactions contemplated hereby or thereby, except for Governmental Consents that have been obtained.
4.3    Financial Statements.
(a)    Complete copies of the following financial statements have been made available to Buyer for its review: (i) the audited consolidated balance sheets of each Company as of December 31, 2015 and December 31, 2016 and the related audited consolidated statements of operations, changes in shareholders’ equity and partners’ capital and cash flows for the fiscal year then ended, together with the notes thereto (the “Audited Financial Statements”); and (ii) the unaudited consolidated balance sheet of each Company as of November 30, 2017 (the “Balance Sheet Date”), and the related unaudited consolidated statements of income for the eleven‑month period then ended (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).
(b)    The Audited Financial Statements have been prepared in accordance with GAAP and fairly present, in all material respects, the financial position, the results of operations, changes in members’ equity and cash flows of each Company consolidated as of the dates and for the periods indicated. The Interim Financial Statements have been prepared by management of each Company in accordance with GAAP (except for the absence of footnote disclosure and customary year-end audit adjustments) and fairly present, in all material respects, the financial position and results of operations of each Company consolidated as of the date and for the periods indicated.
4.4    Taxes.
(a)    Each Company has timely filed (or has had timely filed on its behalf) all income and other material Tax Returns that it was required to file and has paid all material Taxes required to be paid whether or not shown thereon as due and owing. No extensions or waivers of statutes of limitations have been given or requested with respect to any Tax matters of either Company that will extend past the Closing Date. Seller currently is a disregarded entity for federal income tax purposes and has been a pass-through entity for federal income tax purposes at all times since its formation.
(b)    Except as set forth on Schedule 4.4(b), neither Company is a party to any Tax allocation, Tax sharing or Tax indemnification agreement and has no liability for Taxes of any other Person as a transferee or successor, by reason of assumption or by operation of Law (other than pursuant to customary Tax indemnity provisions in agreements that are not principally related to Taxes).
(c)    Each Company has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, Parent, or other third party.
(d)    There are no Liens for unpaid Taxes (i) on the assets of the VIE or (ii) on the Purchased Assets.
(e)    There is no Action or dispute pending with respect to either Company in respect of any Tax. No Company has received any written notice of deficiency or assessment from any Taxing Authority for any amount of Tax that has not been fully settled and satisfied. No written claim has been made by any Taxing Authority in a jurisdiction in which a Company does not file Tax Returns that it is subject to taxation by that jurisdiction.
(f)    Neither Company has engaged in any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).
(g)    Notwithstanding anything to the contrary herein, no representation or warranty is made regarding Taxes that may accrue in any taxable period (or portion thereof) beginning on or after the Closing Date, and the representations and warranties made in this Section 4.4 are the only representations and warranties made by the Companies herein with respect to Taxes.
4.5    Personal Property. The Companies have good and marketable title to all of the personal property that is included among the Purchased Assets, free and clear of all Liens, excluding inventory and assets sold or disposed of in the Ordinary Course of Business consistent with past practice since the Balance Sheet Date.
4.6    Real Property.
(a)    Except as set forth under Schedule 4.6(a), neither Company owns any real property. Schedule 4.6(a) also sets forth the address of the Leased Real Property, and a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties and other material agreements with respect thereto) for Leased Real Property (including the date and name of the parties to each Lease document). Seller has delivered to Buyer a true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of its material terms.
(b)    Except as set forth in Schedule 4.6(b), with respect to each of the Leases: (i) each Lease is legal, valid, binding, enforceable and in full force and effect; (ii) neither Company nor, to the Seller’s Knowledge, any other party to any Lease is in material breach or default under such Lease; (iii) neither Company has subleased, licensed or otherwise granted any Person the right to use or occupy any Leased Real Property or any portion thereof; and (iv) neither Company has collaterally assigned or granted any other security interest in such Lease or interest therein.
(c)    The Leased Real Property identified on Schedule 4.6(a) comprises all of the Seller’s interests in real property used in the Business as of the date hereof.
4.7    Compliance with Laws.
(a)    Each Company is in compliance with all Laws applicable to the Business and its properties, except for such immaterial noncompliance as would not affect the Buyer’s title to or use of the Purchased Assets (as they are currently used) or VIE’s operation of the Restaurant (as it is currently being operated by VIE) following the Closing. To Seller’s Knowledge, no event has occurred or circumstance exists that could reasonably be expected to constitute or result in a material violation by either Company of any Law applicable to the Business and its properties.
(b)    As of the date hereof, neither Company has received since the Balance Sheet Date any written or, to Seller’s Knowledge, oral notification from any Governmental Authority asserting that it is not in compliance in any material respect with any Law applicable to the Business and its properties that would adversely affect the Buyer’s title to or use of the Purchased Assets (as they are currently used) or VIE’s operation of the Restaurant (as it is currently being operated by VIE) following the Closing.
(c)    Each Company is in compliance in all material respects with all Laws relating to employment (including, but not limited to, wage-hour rules and regulations, anti-discrimination and harassment Laws, civil rights and fair employment practices, occupational health and safety and immigration Laws).
4.8    Compliance with Educational Laws.
(a)    Except as set forth on Schedule 4.8(a), the School is, and since the Compliance Date has been, in material compliance with all applicable Educational Laws. Except as set forth on Schedule 4.8(a), since the Compliance Date, the School has obtained and held all material Educational Approvals necessary to conduct its operations as then or currently conducted. Except as set forth on Schedule 4.8(a), the School is and, since the Compliance Date has been, in compliance in all material respects with the terms and conditions of all such Educational Approvals.
(b)    Schedule 4.8(b) sets forth a correct and complete list of all Educational Approvals currently held by the School.
(c)    The Required Pre-Closing Educational Consents listed on Schedule 6.8 contain the Required Pre-Closing Educational Consents to be obtained by the Seller or School in connection with this transaction; provided, that Seller makes no representation as to the Educational Consents that must be obtained by the Buyer in connection with this transaction or the Post-Closing Business.
(d)    Except as set forth on Schedule 4.8(c), since the Compliance Date, the School has been: (i) licensed, authorized, or exempt from such licensure or authorization, by each State Educational Agency that regulates the educational programs, whether offered via residential or online delivery, offered by the School; (ii) accredited by each Accrediting Body; and (iii) certified by the DOE as an eligible institution of higher education and a party to a PPPA with the DOE.
(e)    Except as set forth on Schedule 4.8(c), each current Educational Approval listed on Schedule 4.8(b) is in full force and effect, and no Action to materially limit, suspend, revoke, terminate or cancel any Educational Approval is pending or, to Seller’s Knowledge, threatened. Except as disclosed on Schedule 4.8(c), since the Compliance Date, the School has not, with respect to each Educational Approval currently held by the School: (i) had any application made by the School to any Educational Agency denied or withdrawn; (ii) been subject to any adverse action by any Educational Agency to revoke, withdraw, deny, suspend, materially condition, or materially limit an Educational Approval (including being placed on probation or directed to show cause why an Educational Approval should not be revoked, withdrawn, conditioned, suspended, or limited); (iii) received written notice or, to the Seller’s Knowledge, received oral notice that any of the Educational Approvals will not be renewed; or (iv) received written notice that the School is in violation in any material respect with the terms or conditions of any Educational Approval. Except as set forth on Schedule 4.8(c), the School is not subject to any material reporting or monitoring requirements by any Educational Agency, other than routine monitoring and reporting obligations in conjunction with the issuance or maintenance of any Educational Approval.
(f)    Except as set forth on Schedule 4.8(f), since the Compliance Date, as applicable, the School has been in material compliance with all applicable Educational Laws relating to Title IV Programs or any other Student Financial Assistance programs, including, but not limited to, (i) the program participation and administrative capability requirements, as defined by the DOE at 34 C.F.R. §§668.14, 668.15-16, (ii) the student eligibility requirements, as defined by DOE at 34 C.F.R. § 668.31-40, and (iii) the Gainful Employment Disclosure and Reporting Requirements.
(g)    Except for the educational programs set forth on Schedule 4.8(g), no educational program presently listed on the School’s currently-effective ECAR for which Title IV Program funds are presently offered or administered has been determined to have a failing or “zone” debt-to-earnings performance under the Gainful Employment Rule.
(h)    Except as set forth in Schedule 4.8(h), the School is not providing any educational instruction or services on behalf of any other institution or organization of any sort (whether or not participating in the Title IV Programs), and no other institution or organization of any sort is providing any educational instruction or services on behalf of the School.
(i)    The School is in material compliance with Title IV Program requirements, as set forth at 20 U.S.C. § 1094(a)(20) and implemented at 34 C.F.R. § 668.14(b)(22), regarding payments based directly or indirectly on success in securing enrollments or financial aid to any Person engaged in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds.
(j)    For each fiscal year ended on or after the Compliance Date, the School has not received more than 90% of its revenues on a cash basis from the Title IV Programs, as determined pursuant to 34 C.F.R. § 600.5 and 34 C.F.R. § 668.28, as applicable. The percentage of revenue received by the School, as so determined, for each fiscal year ended on or after the Compliance Date in which it participated in the Title IV Programs is set forth in Schedule 4.8(j).
(k)    Except as set forth on Schedule 4.8(k), the School is in material compliance with the DOE’s financial responsibility requirements, in accordance with 34 C.F.R. § 668.171 - 175, for each fiscal year ended on or after the Compliance Date, including without limitation any compliance based on the posting of an irrevocable letter of credit in favor of the DOE.
(l)    Schedule 4.8(l) sets forth the three most recently published official cohort default rates of the School for loans administered under the Federal Family Education Loan Program or the Federal Direct Loan Program and any draft cohort default rates provided to the School for which an official cohort default rate remains pending, as calculated by the DOE pursuant to 34 C.F.R. Part 668 Subpart N.
(m)    The School has been in material compliance with all applicable Educational Laws regarding (i) fair and equitable refunds policies, (ii) the calculation and payment of refunds and returns of Title IV Program funds, (iii) the calculation dates of withdrawals and leaves of absence, including the requirements of 34 C.F.R. § 668.22 and 34 C.F.R. § 682.605, and (iv) privacy and safeguarding of student data, including the Family Educational Rights and Privacy Act (“FERPA”) (20 U.S.C. § 1232g; 34 C.F.R. Part 99).
(n)    Since the Compliance Date, the Seller and the School have timely reported, in material compliance with the applicable provisions of 34 C.F.R. Part 600: (i) the addition of any new educational programs or locations; and (ii) any shifts in ownership or control, including any changes in reported ownership levels or percentages. Since the Compliance Date, with respect to any location or facility that has closed or at which Seller of the School ceased operating educational programs, Seller and the School have complied with all Educational Laws related to closure or cessation of instruction at that location or facility, including, without limitation, requirements for teaching out students from that location or facility.
(o)    Since the Compliance Date, the Seller and the School have in all material respects timely submitted to the DOE the annual compliance audits and financial audits required by 34 C.F.R. § 668.23(b) and 34 C.F.R. § 668.23(d), respectively.
(p)    Since the Compliance Date, the Seller and the School have materially complied with the third-party servicer regulations in 34 C.F.R. § 668.25.
(q)    Since the Compliance Date, the Seller and the School have not been placed by the DOE on a method of Title IV Program funding other than the advance payment method or heightened cash monitoring Level I.
(r)    Since the Compliance Date, the Seller and the School have materially complied with the DOE regulations and standards governing the determination of student eligibility for Title IV Program funding and the awarding and disbursing of such funding to its students.
(s)    Since the Compliance Date, the Seller and the School have submitted all reports required to be submitted to any Educational Agency or Accrediting Body with respect to graduation and placement rates, and such reports are in material compliance with, as applicable, Educational Laws or industry standards in effect as of the date such reports were submitted.
(t)    Since the Compliance Date, the Seller and the School have been in material compliance with provisions related to student lending practices, including practices regarding prohibited inducements (pursuant to 20 U.S.C. § 1085(d)(5) and 34. C.F.R. § 682.212) and requirements set forth in 34 C.F.R. Part 601. Since the Compliance Date, neither the Seller nor the School has received any written notice of any investigation by any Educational Agency or other Governmental Authority regarding the School’s student lending practices.
(u)    Since the Compliance Date, all student enrollment data reported to the DOE, any Accrediting Body, or any State Educational Agency has been materially accurate.
(v)    None of the Seller, the School or any Person who exercises Substantial Control (as such term in defined in 34 C.F.R. § 668.174(c)(3)) over the School, or any member of such person’s family (as the term “family” is defined in 34 C.F.R. § 668.174(c)(4)), alone or together, (i) exercises or exercised Substantial Control over another institution or third-party servicer (as that term is defined in 34 C.F.R. § 668.2) that owes a liability for a violation of a Title IV Program requirement or (ii) owes a liability for a Title IV Program violation.
(w)    Neither the Seller nor the School has knowingly contracted with or employed any Person that has been, or whose officers or employees have been, convicted of, or pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of funds of any Governmental Authority or Educational Agency, or administratively or judicially determined to have committed fraud or any other violation of Law or Educational Law involving funds of any Governmental Authority or Educational Agency.
(x)    Neither the Seller nor the School has (i) knowingly employed in a capacity involving administration of Title IV Program funds, any individual who has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of funds of a Governmental Authority or Educational Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law or Educational Law involving funds of any Governmental Authority or Educational Agency, or (ii) knowingly contracted with an institution or third-party servicer that has been terminated under Section 432 or 487 of the HEA for a reason involving the acquisition, use, or expenditure of funds of a Governmental Authority or Educational Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law or Educational Law involving funds of any Governmental Authority or Educational Agency.
(y)    None of the Seller, the School, or, to the Seller’s Knowledge, any officer of the Seller or the School has pled guilty to, pled nolo contendere, or been found guilty of, a crime involving the acquisition, use or expenditure of funds under the Title IV Programs or been judicially determined to have committed fraud involving funds under the Title IV Programs.
(z)    None of the Seller, the School, or any other Person that has the power, by contract or ownership interest, to direct or cause the direction of management of policies of the School, has filed for relief in bankruptcy or had entered against it an order for relief in bankruptcy.
(aa)    The student enrollment data set forth by Seller in Seller’s October 2017 actual/forecasted student enrollment spreadsheets, which indicated 599 actual/forecasted annual new enrollments and 1,019 actual/forecasted total enrollments for all programs comprising the Business, are accurate in all material respects.
Notwithstanding the generality of the other representations and warranties made by the Companies in this Agreement, the representations and warranties made in this Section 4.8 are the only representations and warranties made with respect to compliance with Educational Laws, Educational Approvals, Required Pre-Closing Educational Consents, Post-Closing Educational Consents, Educational Agencies, and the other matters referred to herein.
4.9    Permits. Schedule 4.9 contains a complete list of each material Permit issued to each Company that is currently used by either Company in connection with the Business and that is necessary for the ownership and use of any of the Purchased Assets and VIE’s operation of the Restaurant. With respect to each Permit listed on Schedule 4.9: (a) the applicable Company is in material compliance with all of the terms and requirements thereof; and (b) since the Compliance Date, neither Company has received any written notice from any Governmental Authority regarding any failure to comply with any term or requirement thereof.
4.10    Insurance. Schedule 4.10 sets forth a true and correct list of all material policies of insurance maintained by or for the benefit of each Company and covering each Company and their businesses. These insurance policies: (a) are in full force and effect, and neither Company has received written notice of cancellation of any of them; (b) apply to and cover each Company for claims that occur prior to or on the Closing Date, regardless of whether the corresponding claims are made after the Closing Date; and (c) are sufficient for compliance with applicable Laws and Assumed Contracts to which the applicable Company is a party. As of the date hereof, there are no material claims pending as to which coverage has been denied or disputed.
4.11    Assumed Contracts. Each of the Assumed Contracts is in full force and effect and is a legal, valid and binding agreement of each Company that is party thereto and, to Seller’s Knowledge, the other parties thereto. Neither Company is, and, to Seller’s Knowledge, no other party is, in material default under or in material breach of any Assumed Contract to which it is a party and, as of the date hereof, neither Company is in receipt of any written claim of default or breach under any Assumed Contract to which it is a party. As of the date hereof, neither Company has received written notice of any termination, non-renewal or cancellation by another party to any Assumed Contract, or of such party’s intention to terminate or cancel any Assumed Contract, to which it is a party. The Companies have made available to Buyer a complete copy of each written Assumed Contract, together with amendments or written waivers thereto, and an accurate description of the material terms and conditions of each oral binding Assumed Contract, including any material amendments thereof.
4.12    Legal Proceedings. Except as set forth in Schedule 4.12, as of the date hereof, there are no Actions pending or, to Seller’s Knowledge, threatened against either Company that: (a) are reasonably expected to result in a liability of the Companies, jointly or individually, in excess of $50,000; or (b) question or challenge the validity of this Agreement or any of the other Transaction Documents, or any action taken or to be taken by a Company in connection with this Agreement or any of the other Transaction Documents. There is no Governmental Order outstanding against either Company nor, to Seller’s Knowledge, is any Governmental Order threatened, in each case, that would reasonably be expected to be adverse to the Business and/or the Post-Closing Business. There is no unsatisfied judgment or award against either Company or any of its properties or assets that will not be discharged prior to Closing.
4.13    Intellectual Property.
(a)    Within seven (7) days of the execution of this Agreement, Seller shall provide Buyer with a complete Schedule 4.13, which shall:
(i)    Identify on Schedule 4.13(a)(i) all Company Intellectual Property. Schedule 4.13(a)(i) shall also set forth a complete and correct list (including, as applicable, the application number, application date, registration/issue number, registration/issue date, title or mark, country or other jurisdiction, and owner(s)) of all the following Intellectual Property registered to or pending for registration in the name of either Company as of the date of this Agreement: (i) Patents and applications therefor; (ii) Trademarks and applications therefor; and (iii) Copyrights and applications therefor;
(ii)    Identify on Schedule 4.13(a)(ii) any agreement which grants any third party, including any Affiliate of a Company, with the right to use, whether through lease, license or other similar rights, any Company Intellectual Property; and
(iii)    Identify on Schedule 4.13(a)(iii) any Company Intellectual Property over which the Companies are not the sole owner, which shall include an identification of the owners and such owners’ interests with respect thereto.
(b)    All Company Intellectual Property, if any, that is owned by either Company, is valid, subsisting and, to the Seller’s Knowledge, enforceable. Each Company will terminate or otherwise cancel any agreement identified on Schedule 4.13(a)(ii) on or prior to the Closing Date.
(c)    Within 14 days of receipt of a complete Schedule 4.13 being provided to Buyer, the parties shall work together to enter into any and all agreements, both between the parties and with any other Person, that are necessary to provide Buyer with the right to use Company Intellectual Property in substantially the same manner as currently used by Seller (the “Use Agreements”) in accordance with the following principles:
(i)    Proprietary Company Intellectual Property that is owned by either Company will be conveyed to Buyer at the Closing in accordance with this Agreement. If that Company Intellectual Property is currently used by Affiliates of Seller, the Buyer shall grant to those Affiliates a perpetual fully paid non-exclusive license to continue to use that Company Intellectual Property in their businesses as it is currently used;
(ii)    If the Company Intellectual Property is owned by an Affiliate of the Seller and used by such Affiliate, Seller shall cause such Affiliate to grant to Buyer a fully paid perpetual non-exclusive license to continue to use that Company Intellectual Property in the conduct of the Post-Closing Business;
(iii)    If the Company Intellectual Property is owned by a Person that is not an Affiliate of Seller and licensed to the Companies or their Affiliates for use in the conduct of the Company’s business, Seller shall use its best efforts to obtain an assignment of that license (or a sublicense) to Buyer; and
(iv)    If the Company Intellectual Property is commercially available and Buyer so elects, Seller shall use commercially reasonable best efforts to make available to Buyer that Company Intellectual Property under the Transition Services Agreement.
If, within 21 days of Buyer’s receipt of a complete Schedule 4.13, the parties are unable to agree to the terms of or otherwise enter into the Use Agreements, and such failure would materially and adversely affect the ability of Buyer to conduct the Post-Closing Business, then Buyer shall have the unilateral right to terminate this Agreement by giving written notice to the Seller by 5:00pm Eastern Time on the 21st day after the delivery of the schedules. Except as otherwise set forth in the applicable Use Agreement, none of the Company Intellectual Property set forth in Schedule 4.13(a)(iii) shall be treated as a Purchased Asset. For the avoidance of doubt, Buyer will not have to pay for any Company Intellectual Property that is owned by Seller or its Affiliates, and the name “Kendall” shall be conveyed to the Buyer free and clear of any material impediment to its continued use by the Buyer.
(d)    The Companies own or have the valid right to use all of the material Company Intellectual Property that is included among the Purchased Assets free and clear of all Liens, licenses or other restrictions other than Permitted Liens and such limitations on use as do not adversely affect the Buyer’s title to or use (as it is currently used by either of the Companies) of that Intellectual Property following the Closing. The Seller further agrees to undertake all acts, including the execution of any forms or other documents, reasonably requested by the Buyer prior to and after the Closing in order to transfer or otherwise assign to Buyer ownership of any Company Intellectual Property that constitutes a Purchased Asset.
(e)    To the Seller’s Knowledge, the Company Intellectual Property and each Company’s conduct of the Business as currently conducted: (i) does not infringe, misappropriate or otherwise violate, in any material respect, the Intellectual Property of any Person; and (ii) no Person is infringing, misappropriating or otherwise violating, in any material respect, any Company Intellectual Property. As of the date hereof, there are no claims pending or, to the Seller’s Knowledge, threatened in writing: (A) alleging that either Company infringes, misappropriates or otherwise violates the Intellectual Property of any Person; or (B) challenging the validity, enforceability, ownership or use of any Company Intellectual Property.
4.14    Employee Benefit Plans.
(a)    Except as set forth in Schedule 4.14(a), neither Company is a party to or subject to any Collective Bargaining Agreement. Since the Compliance Date: (i) no labor union, trade union, group of employees or other collective bargaining unit has represented, or claimed to represent, or made a demand for recognition or certification with respect to, any Employees; (ii) there has been no actual or, to Seller’s Knowledge, threatened union activity or union-related organizing activity or campaign with respect to any Employees; and (iii) there has been no actual or, to Seller’s Knowledge, threatened unfair labor practice charges, material grievances, material arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other labor disputes against or affecting a Company. Neither Company is delinquent in any payments or reimbursements owed to, and neither Company is in breach of any applicable Laws requiring payments or reimbursements to, any current or former employees, independent contractors or other service providers. Neither Company is or has been: (A) a “contractor” or “subcontractor” (as defined by Executive Order 11246); (B) required to comply with Executive Order 11246; (C) required to maintain an affirmative action plan; or (D) party to, or bound by, any federal, state or local government contracts requiring the payment of prevailing wage rates and/or benefits to workers. Each Company has at all times since the Compliance Date complied with the WARN Act and agrees to provide: (I) any and all notices required under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101-2109, as a result of this Agreement; and (II) any and all similar employee termination or layoff notices required under the Laws of the State of Illinois as a result of this Agreement.
(b)    Schedule 4.14(b) lists each “employee benefit plan” as that term is defined in Section 3(3) of ERISA, incentive, bonus, compensation, deferred compensation, performance, phantom equity, stock purchase, stock or stock-based agreement, change in control, employment, severance, separation, retention, vacation, fringe benefit, tax gross-up and other similar agreement, and any other employee plan, policy, agreement or arrangement which is maintained or sponsored for the benefit of a Company’s former or current employees, officers, directors or independent contractors or with respect to which a Company may have any liability (each such plan, policy, agreement or arrangement, a “Company Benefit Plan”).
(c)    Except as set forth in Schedule 4.14(c), with respect to each Company Benefit Plan, Seller has made available to Buyer accurate, current and complete copies of each of the following: (i) the current plan document together with all amendments; (ii) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements; (iii) copies of any summary plan descriptions, summaries of material modifications, employee handbooks and any other material written communications; (iv) in the case of any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service; (v) in the case of any Company Benefit Plan for which a Form 5500 is required to be filed, a copy of the three most recently filed Forms 5500, with schedules and financial statements attached; and (vi) copies of material notices, letters or other correspondence from the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Authority. Except as specifically provided in the foregoing documents delivered or made available to Buyer, there are no amendments to any Company Benefit Plan that have been adopted or approved nor has the Company undertaken to make any such amendments or to adopt or approve any new Company Benefit Plan.
(d)    Except as set forth on Schedule 4.14(d): each Company Benefit Plan (and each related trust, insurance contract or fund) has been maintained, funded and administered in accordance with its terms and complies in form and in operation with all applicable requirements of ERISA, the Code and other applicable Laws. There are no material claims (other than routine claims for benefits) or lawsuits pending or, to the Seller’s Knowledge, threatened in writing or instituted against any Company Benefit Plan or any fiduciary (as defined in Section 3(21)(A) of ERISA) of any Company Benefit Plan, that if decided adversely to a Company would materially affect either of the Companies.
(e)    Neither Company nor any ERISA Affiliate maintains, sponsors, contributes to, has any obligation to contribute to, or has any liability or potential liability under or with respect to: (i) any “defined benefit plan” as defined in Section 3(35) of ERISA or any other plan subject to the funding requirements of Section 412 of the Code or Section 302 of Title IV of ERISA; (ii) any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA; (iii) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA); (iv) any “multiple employer plan” within the meaning of 210 of ERISA or Section 413(c) of the Code; or (v) any employee benefit plan, program or arrangement that provides for post-retirement medical, life insurance or other welfare-type benefits (other than health continuation coverage required by COBRA). Neither Company has any liability with respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) solely by reason of being treated as a single employer under Section 414 of the Code with any trade, business or entity other than the Company.
(f)    Neither the consummation of the transactions contemplated by this Agreement nor the execution and delivery of this Agreement or the Transaction Documents will (alone or in combination with any other event, whether contingent otherwise), directly or indirectly: (i) result in, or accelerate the time of payment or provision, funding or vesting of, any payment (whether in Cash, property or the vesting of property), benefit or other right becoming due from a Company to any former or current employee, officer, director or independent contractor under any Company Benefit Plan or otherwise; (ii) increase any compensation, benefit or other right payable by a Company to any former or current employee, officer, director or independent contractor; (iii) trigger the funding, setting aside of assets or any other obligation by a Company under any Company Benefit Plan; (iv) limit the right of a Company or its successors to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust; or (v) as of or following the Closing, result in any amount being nondeductible under Section 280G of the Code or subject to an excise tax under Section 4999 of the Code.
4.15    Affiliated Contracts. Except as set forth on Schedule 4.15 and subject to the last sentence of this Section 4.15: (a) no current or former officer, director, shareholder or Affiliate of either Company (including Parent), and no entity in which such individual owns a controlling interest; and (b) to Seller’s Knowledge, no individual in such officer’s, director’s, shareholder’s or Affiliate’s immediate family, in each case: (i) is party to any agreement (other than for employment) with a Company; (ii) has an interest in any material tangible or intangible assets used or held for use by a Company; or (iii) owns, directly or indirectly, any financial interest in, or is a director, officer, shareholder or employee of any Person that is a supplier, lessor, lessee or competitor of a Company (“Affiliate Contracts”). For the purposes of this Section 4.15 and the definition of “Affiliate Contracts”: (I) all Contracts identified on Schedule 4.15, whether as an Affiliated Contract, an Articulation Agreement or otherwise, are included within the definition of “Affiliate Contracts;” and (II) the term “Affiliate” shall include only Persons that are directly or indirectly controlled by Parent, Persons that hold of record 25% or more of the voting or economic interests in Seller, and, in the case of any such Person, any other Persons holding of record 51% or more of the voting or economic interests in such Person. For the avoidance of doubt, the Dining Room Agreement is not an Affiliate Contract and shall not be deemed an Affiliate Contract under this Agreement. Prior to or on the Closing Date, the Companies shall terminate or otherwise cancel each Affiliated Contract, and no Affiliated Contract shall be regarded as an Assumed Contract.
4.16    Environmental. Each Company is in material compliance with all applicable Environmental Laws. Neither Company has received from any Governmental Authority or any other Person any written or, to Seller’s Knowledge, verbal notice, written report or other written information regarding any actual or alleged violation by either Company of any Environmental Law that remains outstanding or unresolved.
4.17    No Brokers. Except for Parchman Vaughan & Company, no broker, finder or similar agent has been employed by or on behalf of either Company, and no Person is entitled to any brokerage commission, finder’s fee or any similar compensation in connection with this Agreement or the transactions contemplated hereby based on any agreement made by or on behalf of a Company. Buyer shall not be liable for any brokerage commission, finder’s fee or any similar compensation incurred by or on behalf of Seller, VIE, or Parent in connection with this Agreement.
4.18    No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement (in each case, as modified by the Schedules), none of the Companies or any of their respective Affiliates, employees or representatives are making or have made any representations or warranties of any sort to or for the benefit of Buyer, whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, and each of them expressly disclaims any such other representations and warranties.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER
Except as set forth on the Buyer Disclosure Schedules, Buyer represents and warrants to Seller that the statements contained in this ARTICLE V are true and correct as of the date hereof and as of the Closing Date.
5.1    Organization and Standing. Buyer is an Illinois not-for-profit corporation, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Buyer is duly qualified to do business in each jurisdiction in which the character of the properties owned or leased by it or in which the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have or could not reasonably be expected to have a material adverse effect on Buyer.
5.2    Authority, Validity and Effect. Buyer has the requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate or other action on the part of Buyer. This Agreement and the Transaction Documents to which it is party have been duly and validly executed and delivered by Buyer and constitute the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their terms.
5.3    No Conflict; Required Filings and Consents.
(a)    Neither the execution and delivery of this Agreement or the other Transaction Documents by Buyer, nor the consummation by Buyer of the transactions contemplated hereby or thereby will (i) conflict with or result in a breach of any provisions of the certificate of incorporation, bylaws (or equivalent organizational documents of Buyer), (ii) result in a breach of or a default (with or without due notice or lapse of time or both) under, or give rise to any right of modification, termination, cancellation or acceleration to any third party, or require the consent of or any notification to any third party to any contract to which Buyer is a party, or (iii) violate any Governmental Order or Law applicable to Buyer or any of its properties or assets, where, in any such case, the conflict, violation, breach, default or other action would adversely affect the ability of Buyer to perform its obligations under this Agreement or any Transaction Document executed by it.
(b)    No consent is required to be obtained by Buyer for the execution and delivery of this Agreement or the Transaction Documents or compliance by Buyer with any of the provisions hereof or thereof, for the consummation of the transactions contemplated by this Agreement or the Transaction Documents or the taking of any action contemplated hereby or thereby that if not obtained would adversely affect the ability of Buyer to perform its obligations hereunder or thereunder.
(c)    There are no Actions pending, and to the Buyer’s Knowledge, threatened, that question any of the transactions contemplated by, or the validity of, this Agreement or the other Transaction Documents or which, if adversely determined, would affect the ability of Buyer to enter into or perform its obligations under this Agreement or any Transaction Document.
5.4    Compliance with Educational Laws.
(a)    To Buyer’s Knowledge, there exist no material facts or circumstances attributable to Buyer, or other Person that exercises substantial control (as the term “substantial control” is defined in 34 C.F.R. § 668.174(c)(3)) with respect to Buyer, that would, individually or in the aggregate, materially adversely affect the parties’ or the School’s ability to obtain any Educational Consent, and there are no material outstanding Governmental Orders and no material unsatisfied judgments, penalties or awards against or affecting Buyer or, to the Buyer’s Knowledge, other Person that exercises substantial control with respect to Buyer or any of their properties or assets that would materially and adversely affect the ability of Buyer to consummate the transaction contemplated hereby or perform its obligations hereunder.
(b)    Neither Buyer nor any Person who, following the consummation of the transactions contemplated by this Agreement, will exercise Substantial Control over the Buyer, or, to Buyer’s Knowledge, any member of such person’s family (as the term “family” is defined in 34 C.F.R. § 668.174(c)(4)), alone or together, (i) exercises or exercised Substantial Control over another institution or third-party servicer (as that term is defined in 34 C.F.R. § 668.2) that owes a liability for a violation of a Title IV Program requirement or (ii) owes a liability for a Title IV Program violation.
(c)    Neither Buyer, nor any Person who, following the consummation of the transactions contemplated by this Agreement, will exercise Substantial Control over the Buyer has knowingly contracted with or employed any Person that has been, or whose officers or employees have been, convicted of, or pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of funds of any Governmental Authority or Educational Agency, or administratively or judicially determined to have committed fraud or any other violation of Law involving funds of any Governmental Authority or Educational Agency.
(d)    Neither Buyer nor any Person who, following the consummation of the transactions contemplated by this Agreement, will exercise Substantial Control over the Buyer has (i) knowingly employed in a capacity involving administration of Title IV Program funds, any individual who has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of funds of a Governmental Authority or Educational Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law involving funds of any Government Body or Educational Agency, or (ii) knowingly contracted with an institution or third-party servicer that has been terminated under Section 432 or 487 of the HEA for a reason involving the acquisition, use, or expenditure of funds of a Government Body or Educational Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law involving funds of any Government Body or Educational Agency.
(e)    Neither Buyer nor any Person who, following the consummation of the transactions contemplated by this Agreement, will exercise Substantial Control over the Buyer, has pled guilty or nolo contendere to, or been found guilty of, a crime involving the acquisition, use or expenditure of funds under the Title IV Programs, or been judicially determined to have committed fraud involving funds under the Title IV Programs.
(f)    Neither Buyer nor any Affiliate thereof that, following the consummation of the transactions contemplated by this Agreement, will have the power, by contract or ownership interest, to direct or cause the direction of management of policies of any institution authorized to participate in the Title IV Programs, has filed for relief in bankruptcy or had entered against it an order for relief in bankruptcy.
5.5    Independent Investigation; No Reliance. In connection with this Agreement, Buyer and its representatives have inspected and conducted such reasonable independent review, investigation and analysis (financial and otherwise) of the Companies as desired by Buyer. The purchase of the Purchased Assets and assumption of the Assumed Liabilities by Buyer and the consummation of the transactions contemplated hereby by Buyer are not done in reliance upon any representation or warranty by, or information from a Company or any of their respective Affiliates, employees or representatives, whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, except for the representations and warranties specifically and expressly set forth in this Agreement (in each case, as modified by the Company Disclosure Schedules), and Buyer acknowledges that the Companies expressly disclaim any other representations and warranties. Such purchase and consummation are instead done entirely on the basis of Buyer’s own investigation, analysis, judgment and assessment of the present and potential value and earning power of the Companies, as well as those representations and warranties, specifically and expressly set forth in this Agreement (in each case, as modified by the Company Disclosure Schedules).
5.6    No Brokers. No broker, finder or similar agent has been employed by or on behalf of Buyer, and no Person is entitled to any brokerage commission, finder’s fee or any similar compensation in connection with this Agreement or the transactions contemplated hereby based on any agreement made by or on behalf of Buyer.
ARTICLE VI
COVENANTS AND AGREEMENTS
6.1    Interim Operations of the Companies. From the date of this Agreement and until the Closing Date or the earlier termination of this Agreement, except as set forth on Schedule 6.20, or as contemplated in either Company’s 2018 annual budget, or as expressly provided for by this Agreement, unless Buyer gives its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed): (a) the Companies shall conduct the Business in the Ordinary Course of Business consistent with past practice; and (b) neither Company shall:
(a)    (i) transfer, license, abandon, acquire or dispose of or lease, license or sublicense any Purchased Assets other than in the Ordinary Course of Business consistent with past practice or (ii) mortgage or encumber any Purchased Assets other than by Permitted Liens;
(b)    acquire (whether by merger, consolidation, sale of stock, sale of assets or otherwise), in a single transaction or a series of related transactions, any Person or the material assets thereof;
(c)    enter into, modify, amend, or terminate any Assumed Contracts other than in the Ordinary Course of Business consistent with past practice;
(d)    revoke or change any Tax election or accounting method, settle or compromise any liability with respect to Taxes or consent to any claim or assessment relating to Taxes that, in any such case, would reasonably be expected to have the effect of materially increasing any Tax liability that would be borne by Buyer (taking into account the effect of the indemnity provisions of this Agreement);
(e)    adopt any plan of liquidation or dissolution or file a petition in bankruptcy or consent to the filing of any bankruptcy;
(f)    agree to take any of the actions described in clauses (a) through (e) above or take any action or resolve to take any action that would result in the foregoing;
(g)    materially change the nature of the Business;
(h)    reduce the amount expended on marketing and student enrollment objectives or otherwise take any action outside of the Ordinary Course of Business related to student enrollment, except as explicitly authorized pursuant to Section 6.20; or
(i)    dispose of, sell, convey or encumber any of the assets of the VIE listed on Schedule 2.1(i).
For the purpose of obtaining Buyer’s consent pursuant to this Section 6.1, Seller shall provide a written notice setting forth in reasonable detail the contemplated action. Failing any answer from Buyer within five Business Days after receipt of Seller’s notice, Buyer shall be deemed to have given its consent with respect to such matter.
6.2    Reasonable Access; Confidentiality.
(a)    From the date of this Agreement until the Closing or the earlier termination of this Agreement, and subject to applicable Law, the Companies shall give Buyer and its representatives, upon reasonable advance notice, reasonable access, during normal business hours, to their assets, properties, books, records, agreements and employees and shall permit Buyer to make such inspections as Buyer may reasonably require and to make available to Buyer during such period all such information as Buyer may from time to time reasonably request. Any request for information made by Buyer shall be made only to those persons that Seller designates, and Buyer’s access to the property and employees of the Companies shall be subject to such reasonable restrictions as Seller may impose to avoid disruption of their businesses. Notwithstanding anything to the contrary in this Agreement, neither Company shall be required to disclose any information to Buyer that is not related to the Purchased Assets or if such disclosure would, in Seller’s sole discretion: (x) cause significant competitive harm to the Companies and their respective businesses if the transactions contemplated by this Agreement are not consummated; (y) jeopardize any attorney-client or other privilege; or (z) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. Prior to the Closing, without the prior written consent of Seller, which may be withheld for any reason, Buyer shall not contact any suppliers to, or customers of, either Company, and Buyer shall have no right to perform invasive or subsurface investigations of the Real Property.
(b)    Any information provided to or obtained by Buyer or its representatives pursuant to Section 6.2(a) above will be subject to the Confidentiality Agreement entered into among the Companies and Buyer for the benefit of the Companies (the “Confidentiality Agreement”), and must be held by Buyer in accordance with and be subject to the terms of the Confidentiality Agreement. Buyer agrees to be bound by and comply with the provisions set forth in the Confidentiality Agreement as if such provisions were set forth in full herein, and such provisions are hereby incorporated herein by reference.
6.3    Publicity. Except as may be required to comply with the requirements of any applicable Law or Educational Law or applicable rules and regulations of any exchange on which the securities of a party may be listed, prior to the Closing Date, no party will issue any press release or other public announcement relating to the subject matter of this Agreement or the transactions contemplated hereby without the prior written approval (which approval shall not be unreasonably withheld, conditioned or delayed) of Buyer, on the one hand, and Seller, on the other hand.
6.4    Records. Subject to ARTICLE X, with respect to the financial books and records and minute books of the Companies relating to matters on or prior to the Closing Date: (i) for a period of seven years after the Closing Date, Buyer shall not cause or permit their destruction or disposal without first offering to surrender them to Seller; and (ii) where there is a legitimate purpose, including an audit of Seller by an Educational Agency, the IRS or any other Taxing Authority or an Action involving Seller or a claim or dispute relating to this Agreement, Buyer shall allow Seller and its representatives reasonable access to such books and records during regular business hours, except as prohibited by Law.
6.5    Employee Matters.
(a)    Concurrently with the Closing, both Companies shall terminate the employment of all their employees (the “Employees”).
(b)    The Companies shall be responsible for the payment of any and all salary, wages and other employment benefits, including, without limitation, unpaid vacation, sick days, expense reimbursements, unemployment compensation and severance payments, that have been accrued by or are otherwise due and owing to any Employees through the Closing Date.
(c)    Promptly following the date of execution of this Agreement, the Companies and Buyer, in accordance with the policies and procedures set forth on Schedule 6.5(c), shall cooperate with each other to:
(i)    provide each of the Employees with a reasonable opportunity to be considered for employment by the Buyer or the VIE, as the case may be, post-Closing; and
(ii)    reach a determinant decision as to the Employees to whom offers of employment will be extended at the Closing not later than the 30th day prior to Closing.
(d)    Schedule 6.5(d) sets forth the parties’ agreed amount of severance to which Employees shall be entitled under certain circumstances described below in this Section 6.5 (the “Agreed Severance”). The Agreed Severance shall be comprised of the agreed amount of “Base Severance” and “Additional Severance” to which certain Employees shall be entitled under certain circumstances described below in this Section 6.5. The Base Severance amounts are described on Schedule 6.5(d)(1) and the Additional Severance amounts are described on Schedule 6.5(d)(2).
(e)    For each Employee that is not hired by Buyer at the time of Closing, Seller shall pay such Employee, at or promptly following the Closing, the Base Severance amount identified on Schedule 6.5(d)(1). If, within twelve months after the Closing Date, Buyer terminates the employment of any Employee who accepted and commenced employment with Buyer after Closing, and such Employee is not a Buyer Temporary Employee, Buyer shall pay to such terminated Employee severance pay not less than the Base Severance amount identified on Schedule 6.5(d)(1).
(f)    The Parties acknowledge that up to ten (10) Employees may be offered employment with Buyer for a limited or temporary period of time after the Closing (“Buyer Temporary Employees”). On a Buyer Temporary Employee’s termination date, Seller shall be responsible for payment of severance pay to all such Buyer Temporary Employees equal to the Base Severance amount identified on Schedule 6.5(d)(1). The Base Severance amount for all Buyer Temporary Employees will be pre-paid by Seller to Buyer at Closing; provided that Buyer shall reimburse Seller for any Base Severance paid with respect to a Buyer Temporary Employee who is not terminated within one year after the Closing.
(g)    Each Company agrees to use reasonable efforts to retain all current Employees until the Closing Date and to assist Buyer in securing the employment after the date of execution of this Agreement of those Employees to whom Buyer makes or intends to make offers of employment under Schedule 6.5(c), including, but not limited to, reasonably assisting Buyer in communicating with each of the Employees. Seller further agrees to offer to each Employee that is expressly named on Schedule 6.5(d)(2) a retention bonus and, if applicable, a transfer bonus, in the amounts of the Additional Severance identified on Schedule 6.5(d)(2), and such Additional Severance shall be paid subject to the conditions set forth in, and in accordance with, Schedule 6.5(d)(2). Within thirty (30) days of execution of this Agreement, Buyer may request that up to five (5) additional Employees be added to Schedule 6.5(d)(2), which request shall not be unreasonably denied by Seller, and upon such request, Buyer and Seller shall agree to the appropriate Additional Severance amount for each such Employee.
(h)    Seller, the VIE and Parent each agree not to enforce the terms of any restrictive covenant, non-competition agreement, non-solicitation agreement or any other provision that would prohibit or otherwise limit the ability of any Employee to be hired by or otherwise render services to or on behalf of Buyer after Closing. It is acknowledged by the Parties that the Companies may experience higher than normal Employee attrition due to the pendency of the transaction.
(i)    Except as precluded by Law, Buyer shall use commercially reasonable efforts to provide each Employee that it hires with full credit (for all purposes, including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual) for service with the Seller (or predecessor employers to the extent Seller provides such past service credit under the Company Benefit Plans) under each of the comparable employee benefit plans, programs and policies of Buyer in which such Employee becomes a participant; provided, however, that no such service recognition shall result in any duplication of benefits. With respect to each health or welfare benefit plan maintained by Buyer for the benefit of any Employees it hires, subject only to any required approval of the applicable insurance provider, if any, Buyer shall use commercially reasonable efforts to cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan.
(j)    With respect to any welfare benefit plans of Buyer or any of its Affiliates (other than any long-term disability plan), Buyer shall use commercially reasonable efforts to cause any pre‑existing conditions, limitations, eligibility waiting periods or required physical examinations to be waived with respect to the Employees hired by Buyer and their eligible dependents to the extent waived under the corresponding Company Benefit Plan in which the applicable Employee participated immediately prior to the Closing.
(k)    Effective as of the Closing Date, each Employee shall cease participation under each Company Benefit Plan.
(l)    As soon as administratively practicable following the Closing Date, Buyer and Seller shall take all commercially reasonable actions necessary to permit Employees who have an account balance under any Company Benefit Plan that is a tax-qualified defined contribution plan (a “Seller’s 401(k) Plan”) to rollover (whether by direct or indirect rollover, as selected by such Employee) his or her “eligible rollover distribution” (as defined under Section 402(c)(4) of the Code) in the form of Cash, a promissory note (in the case of loans) or any combination thereof from the Seller’s 401(k) Plan to a tax-qualified defined contribution plan maintained by Buyer, a Company or an Affiliate of a Company for the benefit of the Employees. As of or as soon as practicable following the Closing Date, to the extent allowed under applicable Law, Seller shall: (i) fully vest each Employee in his or her account balance under the Seller’s 401(k) Plan; and (ii) make all contributions required under the Seller’s 401(k) Plan for the Employees who are participants in the Seller’s 401(k) Plan for all periods of time up to the Closing Date and shall waive any last-day or 1,000-hour requirements for purposes of any such employer contributions with respect to such Employees allocable during the plan year containing the Closing Date.
(m)    Seller and Buyer agree that Buyer shall use commercially reasonable efforts to provide Employees hired by Buyer with credit for all tax withholding withheld by Seller prior to Closing so that such employees will be provided true-up compensation equal to the incremental FICA necessary to allow them to reach their FICA limits at the same time as if they remained employed by Company.
(n)    Seller agrees that for each Employee that was receiving any tuition waiver related to enrollment in any program at the School or any other institution owned, operated or controlled by Seller or any Affiliate of the Seller, Seller will continue to provide and make available the tuition waiver to the Employee unless the Employee graduates or withdraws from the institution for which the Employee receives the waiver.
(o)    No provision in this Section 6.5 or elsewhere in this Agreement is intended to or shall be construed to: (i) create any third-party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of either Company or any other Person other than the parties hereto and their respective successors and permitted assigns; (ii) constitute or create or be deemed to constitute or create an employment agreement, consulting, independent contractor or similar agreement or arrangement, or any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment; or (iii) constitute or be deemed to constitute an amendment to any Company Benefit Plan or other employee benefit plan, program, agreement or arrangement sponsored or maintained by Buyer, a Company or any of their respective Affiliates or shall in any way be construed to limit Buyer, either Company or any of their respective Affiliates from amending modifying or terminating any such plan, program or agreement.
6.6    No Negotiation.
(a)    From the date of this Agreement until the Closing or the earlier termination of this Agreement, none of the Companies or their respective representatives and Affiliates, directly or indirectly, shall solicit or initiate any inquiries or proposals from, or discuss or negotiate with or provide any information to, any third Person (other than Buyer and its representatives) relating to any transaction involving the sale of the Business, a significant portion of the assets of either Company or the Purchased Assets, or any merger, consolidation, business combination or similar transaction involving either Company, or enter into agreements or other instruments, whether or not binding, with respect to such an inquiry or proposal.
(b)    Each Company agrees that the rights and remedies for noncompliance with this Section 6.6 shall include having them specifically enforced by any court having jurisdiction, it being acknowledged and agreed that any such breach would cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.
6.7    Commercially Reasonable Efforts; Cooperation. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and to obtain satisfaction or waiver of the conditions precedent to the consummation of the transactions contemplated hereby, including the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Notwithstanding the foregoing, in no event shall a party’s cooperation require it to expend significant Cash, to undertake litigation, to agree to any amendment or modification of any Assumed Contract or material Permit or limit, or to relinquish or divest any material benefit, right or property it has or would acquire in connection with the transactions contemplated hereby, unless this Agreement expressly requires otherwise (including if it requires Best Efforts Cooperation).
6.8    Regulatory Authorizations; Consents. Without limiting their undertakings pursuant to Section 6.7, the parties shall cooperate and use their respective commercially reasonable efforts and Best Efforts Cooperation to obtain the Educational Consents listed on Schedule 6.8. Prior to the Closing, the parties will coordinate regarding the submission to all applicable Educational Agencies all letters, notices, applications or other documents required to obtain the Educational Consents as listed on Schedule 6.8, including the pre-acquisition review application with the DOE. Each party shall provide the other with: (i) reasonable advance review and consultation regarding any notices or applications to be filed with any Educational Agency with respect to any Educational Consent listed on Schedule 6.8; and (ii) a copy of any notice or application as filed with, or any notice received from, any Educational Agency with respect to any Educational Consent, as listed on Schedule 6.8. To the extent practical, prior to attending any meetings, telephone calls or discussions with any Educational Agency concerning the transactions contemplated by this Agreement or the Transaction Documents, the parties shall discuss and agree upon strategy and issues to be pursued and responses to likely questions. The parties will use their respective commercially reasonable efforts to ensure that their appropriate officers and employees shall be available to attend, as any Educational Agency may reasonably request, any scheduled meetings or telephone calls in connection with the transactions contemplated hereby.
6.9    DOE-Related Termination Rights.
(a)    Without limiting their undertakings pursuant to Section 6.7 and 6.8, the parties agree to cooperate and use their respective commercially reasonable best efforts and Best Efforts Cooperation to cause the DOE to issue a DOE Pre-Acquisition Review Letter as promptly as possible after the date hereof.
(b)    To the extent the DOE imposes any DOE Restrictions in the DOE Pre-Acquisition Review Letter or otherwise notifies the parties that it intends to impose any DOE Restrictions, the parties agree to engage in DOE Resolution Efforts for the period of time that runs through the earlier of: (i) the date that is 45 days after the parties receive the DOE Pre-Acquisition Review Letter or other notification indicating DOE’s intent to impose any DOE Restrictions; or (ii) June 15, 2018 (the “DOE Resolution Period”). If the parties are required to engage in DOE Resolution Efforts, Buyer and Seller shall each have the unilateral right to terminate this Agreement upon the expiration of the DOE Resolution Period if: (1) the DOE has not agreed to remove any and all DOE Restrictions identified in the DOE Pre-Acquisition Review Letter or other notification indicating DOE’s intent to impose any DOE Restrictions; and (2) Buyer has not agreed, in writing, to proceed to consummate the Closing notwithstanding DOE’s imposition of the DOE Restrictions identified in the DOE Pre-Acquisition Review Letter or other notification indicating DOE’s intent to impose any DOE Restrictions.
(c)    If the parties’ obligation to engage in DOE Resolution Efforts has not occurred by 4:59 p.m. (Eastern Time) on June 15, 2018, Section 6.9(b) shall not apply to either party and neither party shall have any obligation or responsibility to any other party arising from the terms and provisions set forth therein.
(d)    If, at or after 5:00 p.m. (Eastern Time) on June 15, 2018, DOE imposes any DOE Restrictions in the DOE Pre-Acquisition Review Letter or otherwise notifies the parties that it intends to impose any DOE Restrictions, each party shall have the right to unilaterally terminate this Agreement.
(e)    If the DOE indicates that it may treat the School as a closed school and it could reasonably be concluded that such treatment could constitute a material and adverse effect on either Seller or the economics of the contemplated transaction, then, the parties shall cooperate and use reasonable best efforts to reach agreement with the DOE and among themselves as to a treatment and structure that would not have such a material and adverse effect.  If the parties are unable to do that by June 15, 2018, Seller or Buyer, as the case may be, may terminate this Agreement by written notice to the other given at or before 5:00 p.m. (Eastern Time) on June 15, 2018.
(f)    Nothing in this Section 6.9 shall limit the rights of Seller to defer the admission of students pursuant to Section 6.20.
6.10    Surety Bonds; Letters of Credit. Buyer shall take all such actions as may be necessary to replace at the Closing all surety bonds for either Company, if any, issued by Parent, Parent’s Affiliates, the Companies, or their respective insurers that are required by State Education Agencies to be posted by or on behalf of the Companies and any and all other similar surety bonds or letters of credit posted by or on behalf of the Companies, as required by any State Educational Agency. A true and complete list of all such surety bonds is set forth on Schedule 6.10. The parties acknowledge and agree that, notwithstanding any other provision to the contrary in this Agreement, the Buyer shall not have any obligation or liability with respect to any letter of credit posted by Seller or any Affiliate of Seller that is or was required, by DOE, to be posted by, on behalf of, or with respect to Seller or any Affiliate of Seller.
6.11    VIE Board. At Closing, all members of the board of directors of the VIE (the “VIE Board”) shall resign and Seller shall cause three nominees selected by Buyer to be elected to the VIE Board effective as of the Closing (the “Buyer’s VIE Board Nominees”). Buyer shall provide the names of its three nominees to the VIE Board to Seller in writing at least three (3) Business Days before the Closing.
6.12    Non-competition.
(a)    For a period of five years commencing on the Closing Date (the “Restricted Period”), Seller and its Affiliates shall not, and shall not permit any of their Affiliates to, directly or indirectly, (i) invest in any Person that engages directly or indirectly in any business offering educational programs in business, culinary arts, baking and pastry, early childhood education, or hospitality management in the State of Illinois in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (ii) begin any operation or business that engages directly or indirectly in offering educational programs in business, culinary arts, baking and pastry, early childhood education, or hospitality management in the State of Illinois in any capacity. Notwithstanding the foregoing, (1) Seller and its Affiliates may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if neither Seller, nor its Affiliates is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 10% or more of any class of securities of such Person; and (2) Buyer agrees that neither Seller nor its Affiliates shall be a violation of this Section 6.12(a) to the extent that Walden University continues to offer the educational programs that were being offered by Walden University on the date of execution of this Agreement.
(b)    Seller acknowledges that a breach or threatened breach of this Section 6.12 would give rise to irreparable harm to Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Seller or its Affiliates of any such obligations, Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).
6.13    Culinary Business Transition.
(a)    As promptly as possible after the date hereof, Buyer shall make commercially reasonable, good faith efforts to:
(i)    enter into a binding real estate agreement to acquire the real estate located at 122 S. Michigan Avenue, Chicago, Illinois 60603 (the “Culinary Real Estate”);
(ii)    enter into a binding contract with or otherwise engage necessary third parties for the relocation and installation of the Purchased Assets used in the Culinary Business in the Culinary Real Estate;
(iii)    obtain a construction bid for the construction of the Culinary Improvements (the “Culinary Construction Bid”); and
(iv)    obtain all building and other Permits necessary for Buyer to construct the Culinary Improvements to the extent that such permits can be obtained prior to the commencement of construction.
The foregoing actions are collectively referred to herein as the “Culinary Business Obligations.”
(b)    If Buyer is unable to complete the Culinary Business Obligations by the later of June 22, 2018 or the date that is 60 days prior to the HLC Meeting, and the Buyer has not committed any breach of any material obligation under this Agreement for which Seller has previously provided Buyer with written notice of breach and that Buyer has failed to cure, Buyer shall have the option, exercisable by providing written notice to the Seller by that date, to elect not to acquire the assets associated with the Culinary Business, and the following shall occur automatically without further action by the parties hereto:
(i)    The definition of “Business” shall be amended to exclude the Culinary Business;
(ii)    All assets used exclusively in the Culinary Business, which shall be determined based upon the good faith negotiations of the Buyer and Seller, shall cease to be Purchased Assets and shall instead constitute Excluded Assets. The assets to be considered used exclusively in the Culinary Business for purposes of this Section 6.13(b)(ii) shall include, without limitation, the Dorm Contract;
(iii)    All liabilities related exclusively to the Culinary Business, which shall be determined based upon the good faith negotiations of the Buyer and Seller, shall cease to be Assumed Liabilities and shall instead constitute Retained Liabilities;
(iv)    Intentionally Omitted;
(v)    Seller shall pay the Subsidy to Buyer at Closing, which Subsidy shall be in the amount of Three Million Five Hundred Thousand Dollars ($3,500,000.00), by bank wire transfer of immediately available funds, to an account designated in writing by the Buyer to the Seller.
(vi)    The Seller shall not be required to pay the Real Estate Subsidy; and
(vii)    The Seller and the Buyer shall enter into a transfer agreement on customary and commercially reasonable terms, providing that the Buyer shall accept for transfer any and all students in good standing in the Seller’s programs (other than the Culinary Programs) that may elect to transfer.
In the event the Buyer exercises its right under this Section 6.13(b) not to acquire the assets related to the Culinary Business, the Seller and the Buyer agree to cooperate in good faith and use commercially reasonable efforts to effect the terms as contemplated in this Section 6.13(b).
(c)    If Buyer timely completes the Culinary Business Obligations:
(i)    The Buyer and the Seller shall work together in good faith using commercially reasonable efforts to consummate the acquisition of the Culinary Real Estate at the Closing.
(ii)    The Seller shall pay the Subsidy to the Buyer at Closing, (without regard to whether the Buyer has acquired the Culinary Real Estate), which Subsidy shall be in the amount of Nine Million Dollars ($9,000,000.00), by bank wire transfer of immediately available funds, to an account designated in writing by the Buyer.
(iii)    From the date of the commencement of construction of the Culinary Improvements or the date that is 14 days from the Closing Date, whichever is earlier, until the date that is 12 months after the Closing Date, the Seller shall sublet to the Buyer the portion of the Leased Real Property described on Schedule 6.13(c) (the “Culinary Leased Real Property”) to operate the Culinary Business, the terms of which shall be the same as the terms of the underlying Lease to which Seller is a party, except that for the period from the Closing Date until December 31, 2018, the rent shall be the gross amount of $0.00 per month, and thereafter, the rent shall be the gross amount of $25,000 per month, and shall include, at no additional cost to Buyer, all real property taxes, insurance, maintenance, repairs, utilities, and janitorial and security services related to the Culinary Leased Real Property (the “Culinary Sublease”). If the construction of the Culinary Improvements is completed prior to the termination date of the Culinary Sublease, the Buyer may, at its option, terminate the Culinary Sublease upon 30 days prior written notice to the Seller.
(iv)    The Seller shall pay the Real Estate Subsidy to the Buyer at Closing, by bank wire transfer of immediately available funds to an account designated in writing by the Buyer. In exchange for the payment of the Real Estate Subsidy by the Seller to the Buyer, Buyer agrees to the following for a period of ten (10) years following the Closing, at which point such obligations shall be null and void:
(1)    Within 30 days after the end of each Revenue Sharing Year, Buyer shall: (1) determine the amount by which the Average Quarterly Student Enrollment for such immediately preceding Revenue Sharing Year exceeds 500 (each a “Yearly Revenue Sharing Amount”); (2) multiply the Yearly Revenue Sharing Amount, if any, by $2,500; and (3) pay to the Parent the resulting amount by bank wire transfer of immediately available funds to an account designated in writing by the Parent.
(2)    If the Average Quarterly Student Enrollment during any Revenue Sharing Year exceeds 500, Buyer shall use its commercially reasonable efforts to obtain Acceptable Financing in the amount of $2,500,000 (or as much thereof as it reasonably can) as promptly as possible. To the extent Buyer obtains any Acceptable Financing, Buyer shall remit the full amount of such Acceptable Financing to Parent by bank wire transfer of immediately available funds to an account designated in writing by the Parent.
(3)    If the Culinary Real Estate is sold on or before the last day of the tenth (10th) year following the Closing, and the cumulative amount paid to Parent prior thereto pursuant to this Section 6.13(c)(iv) is less than $5,000,000, Buyer shall remit the proceeds of such sale to Parent, less the sum the usual and customary closing costs incurred in connection therewith, and the cost to remove any monetary liens recorded against the Culinary Real Estate, but in no event in an amount exceeding $2,500,000, by bank wire transfer of immediately available funds to an account designated in writing by the Parent.
In no event shall the cumulative amount paid and/or remitted by the Buyer to Parent pursuant to Section 6.13(c)(iv) exceed $5,000,000.
(v)    The Seller and the Buyer shall enter into a transfer agreement on customary and commercially reasonable terms, providing that the Buyer shall accept for transfer any and all students in good standing in the Seller’s programs that may elect to transfer.
(vi)    If this Agreement is terminated and no Closing occurs, the parties shall use their best efforts to unwind all prior actions and work conducted in connection with the Culinary Business Obligations, and use their best efforts to mitigate all costs and liabilities incurred in respect thereof.
6.14    [Intentionally Omitted.]
6.15    Bulk Sales Laws. No later than ten (10) business days prior to the Closing Date, both Companies agree to deliver a CBS-1 Notice of Sale or Purchase of Business Assets (“Bulk Sales Notice”) to the Illinois Department of Revenue (“DOR”) in order to allow the DOR to make a determination as to whether either Company has an assessed, but unpaid, amount of tax, penalties, or interest under 35 ILCS 5/902(d) or 35 ILCS 120/5j (collectively, the “Bulk Sales Act”). Seller shall provide Buyer with a copy of such notices simultaneously with the Companies’ delivery thereof to the DOR. On or prior to the Closing Date, and as to the Companies, Seller will either (i) deliver either notice of a release or evidence of a deemed release (as evidenced by a non-response to a delivered Bulk Sales Notice within the time frames allowed) from the DOR, or (ii) pay all amounts shown on any Bulk Sales Stop Order showing outstanding taxes or other sums due and payable to DOR, and deliver evidence of such payment to Buyer.
6.16    Due Diligence. From the date of execution of this Agreement until 4:59 p.m. (Eastern Time) on the 21st day from the date of execution of this Agreement, the Buyer shall be permitted to conduct due diligence as the Buyer deems necessary and appropriate with respect to the Open Diligence Categories, and Seller agrees to make available to Buyer, upon request, any and all documentation or information related to the Open Diligence Categories if such request is made by Buyer on or before 4:59 p.m. (Eastern Time) on the 21st day from the date of execution of this Agreement..
6.17    Contracts. The Companies have provided to Buyer the Contract List. The Buyer may, at any time within 60 days of execution of this Agreement, elect to assume any Contract identified by the Companies on the Contract List, in which case, that Contract shall be added to Schedule 2.1(c) as an Assumed Contract and shall be treated, to the maximum extent possible, as an Assumed Contract, subject to the applicable terms hereof, including without limitation, those terms set forth on Schedule 2.6. Any Contract that is not included by the Companies on the Contract List or is not assumed by the Buyer pursuant to this Section 6.17 shall be treated as an Excluded Asset, and any right, responsibility or liability thereunder shall be solely that of the Companies, including, without limitation, any responsibility or liability related to cancellation or termination. If requested by Buyer within 60 days of execution of this Agreement, Seller will make commercially reasonable good faith efforts to obtain any consent required for the assignment of any Contract identified on the Contract List to the Buyer.
6.18    Books and Records. From and after the Closing, the Buyer and the Companies shall cooperate with each other and shall each use their commercially reasonable best efforts to provide for an orderly transfer (whether by way of electronic means, transfer of paper files, or preparation and transfer of duplicate copies) of all books and records required by the Buyer to operate the assets and businesses acquired by it hereunder, and, following any such transfer, to provide to the Seller reasonable access to those records during regular business hours for the purposes of obtaining any information reasonably required in connection with the continuation or wind up, as the case may be, of the Companies, the preparation of tax returns by the Companies, the defense of any claim by a third party, the conduct of any indemnification or other proceedings hereunder, and the preparation of any reports, analysis, or similar documents required to be furnished to the DOE or any other Governmental Authority or Educational Agency. Each party may make copies of any such information (at such party’s sole cost and expense) that is in the possession of the other. Notwithstanding the foregoing, no party shall have any obligation to provide the other with information or documents, the disclosure of which is prohibited or restricted under applicable Law or Educational Law or legally privileged; provided, that each party shall use commercially reasonable best efforts to cooperate to permit such disclosure in a manner permitted under applicable Law or Educational Law or consistent with the preservation of privilege, as applicable. Should any party wish to destroy any books or records obtained or retained by it pursuant to this Section 6.18 at any time prior to the seventh anniversary of the Closing Date, it shall notify the other parties and provide them with a reasonable opportunity to obtain such records or make copies thereof prior to their destruction.
6.19    Transition Services Agreement. Upon written request of the Buyer, the parties shall enter into a transition services agreement (the “Transition Services Agreement”) on customary and commercially reasonable terms, pursuant to which Seller shall provide to Buyer those support services requested by Buyer related to the transfer of the Purchased Assets and Buyer’s initial stages of operation of the Post-Closing Business.
6.20    Deferral Right. Notwithstanding anything to the contrary in this Agreement, by March 15, 2018, if either (i) the DOE has issued a Pre-Acquisition Review Letter (or other communication related to Buyer’s participation in the Title IV Programs with respect to the Post-Closing Business) that contains any of the DOE Restrictions, regardless, for the avoidance of doubt, of when such matters might arise or (ii) the DOE has not issued a DOE Pre-Acquisition Review Letter (or other communication related to Buyer’s participation in the Title IV Programs with respect to the Post-Closing Business), then Seller shall have the right in its sole discretion to defer the admission of students starting in the School’s April 2018 class by one academic quarter to July 2018. Even if the Seller has exercised its right of deferral of admission of students to July 2018 as set forth herein, the obligations of the parties set forth in Section 6.9(b) shall continue. By way of example, if a Pre-Acquisition Review letter that contains any DOE Restrictions is received on March 14, 2018, Seller shall have the right to defer students pursuant to this Section 6.20 if the matter has not been finally resolved to the satisfaction of both parties by March 15, 2018, but the parties shall remain obligated to engage in DOE Resolution Efforts with respect to such matters in accordance with Section 6.9(b).
6.21    Title IV Liabilities. Notwithstanding the foregoing, to the extent the DOE Pre-Acquisition Review Letter, or similar communication, states that as a condition to the issuance of the TPPPA or PPPA that the DOE intends to require the Buyer to assume any Title IV Program liabilities of the School, the parties will use respective commercially reasonable best efforts and Best Efforts Cooperation to cause the DOE to remove such condition or to modify such condition in a manner that is agreeable to the parties.
ARTICLE VII
CONDITIONS TO CLOSING
7.1    Conditions to Obligation of Each Party. The respective obligations of each party to this Agreement to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) on or prior to the Closing of each of the following conditions:
(a)    No Governmental Authority shall have issued a Governmental Order that has become final, including any permanent injunction, restraining or enjoining the transactions contemplated by this Agreement. To the extent that there is a Governmental Order restraining or enjoining the transactions contemplated by this Agreement that is not final, the parties’ obligations to consummate the transactions contemplated by this Agreement will be held in abeyance until such time as the applicable court makes a determination as to whether or not such Governmental Order will be granted (subject to satisfaction or waiver of the other conditions in this Section 7.1(a)).
(b)    Seller and Buyer shall have received the Required Pre-Closing Educational Consents listed on Schedule 6.8,
(c)    The DOE shall have issued a DOE Pre-Acquisition Review Letter, and, except as otherwise waived by the Buyer pursuant to Section 6.9(b), the DOE Pre-Acquisition Review Letter shall not indicate that DOE intends to impose any DOE Restriction.
(d)    HLC shall not have placed the School under a probation order, ordered the School to Show Cause why its accreditation should not be revoked, or otherwise indicated in writing that HLC has or will revoke the School’s accreditation. For avoidance of doubt, HLC’s placement of the School on Notice shall not be a basis for the assertion that the condition set forth in this Section 7.1(d) has not been satisfied.
(e)    If applicable, Seller shall have obtained from the landlord of the Leased Real Property written notice that Seller has authority to sublet to Buyer the Culinary Leased Real Property pursuant to the Culinary Sublease.
7.2    Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) at or prior to the Closing of each of the following conditions:
(a)    The representations and warranties made by Buyer in ARTICLE V hereof shall have been true and correct in all material respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date;
(b)    Buyer will have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date;
(c)    Seller will have received a certificate signed by an appropriate representative of Buyer to the effect that the conditions in Sections 7.2(a) and 7.2(b) have been satisfied;
(d)    The parties shall have obtained the Culinary Business Obligations or the Buyer shall have exercised its option not to acquire the Culinary Business pursuant to Section 6.13; and
(e)    Buyer shall have delivered or caused to be delivered each of the items specified in Section 3.3 to Seller.
7.3    Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:
(a)    The representations and warranties of each Company contained in ARTICLE IV: (i) shall have been true and correct in all material respects on and as of the date hereof; and (ii) shall be true and correct in all material respects as of the Closing; provided, however, that representations and warranties that are made as of a particular date or covering a particular period will be true and correct (in the manner set forth above) only as of such date or for such period;
(b)    Each of the Companies will have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date;
(c)    Since the date of this Agreement, there shall not have occurred and be continuing any event, occurrence or development that, individually or in the aggregate, has had a Material Adverse Effect;
(d)    Buyer shall have received a certificate signed by appropriate representatives of each Company to the effect that the conditions in Sections 7.3(a), 7.3(b) and 7.3(c) have been satisfied; and
(e)    Each of the Companies shall have delivered or caused to be delivered to Buyer each of the items required by Section 3.2.
7.4    Frustration of Closing Conditions. No party hereto may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to comply with its obligations to consummate the transactions contemplated by this Agreement.
ARTICLE VIII
TERMINATION OF AGREEMENT
8.1    Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Closing:
(a)    By mutual written consent of Seller and Buyer;
(b)    By either party pursuant to and in accordance with each party’s respective termination rights set forth in Section 6.9;
(c)    By Buyer:
(i)    if a material breach of any provision of this Agreement has been committed by either Company and such breach has not been waived in writing by Buyer or such breach has not been cured within 15 days after written notice of such breach is delivered by Buyer to Seller;
(ii)    if HLC has placed the School under a probation order, ordered the School to Show Cause why its accreditation should not be revoked, or otherwise indicated in writing that HLC has or will revoke the School’s accreditation. For avoidance of doubt, the Buyer’s right to terminate pursuant to this Section 8.1(c) shall not arise as a result of HLC’s placement of the School on Notice; or
(iii)     in accordance with Section 4.13(c).
(d)    By Seller if:
(i)    a material breach of any provision of this Agreement has been committed by Buyer and such breach has not been waived in writing by Seller or such breach has not been cured within 15 days after written notice of such breach is delivered by Seller to Buyer;
(e)    By Buyer or Seller, if Closing has not been consummated by December 31, 2018 (the “Termination Date”); or
(f)    By Buyer or Seller, if:  (i) any Educational Agency has definitively determined that it will not issue any of the Educational Consents on Schedule 6.8, and such determination is not subject to Educational Agency appeal or reconsideration; (ii) DOE has not issued a DOE Pre-Acquisition Review Letter by June 15, 2018, or (iii) a court of competent jurisdiction has issued an order prohibiting the consummation of the transaction and that order has become final, including a permanent injunction. This provision does not limit or otherwise restrict Buyer’s termination rights as set forth under Section 8.1(b).
8.2    Effect of Termination.
(a)    If this Agreement is terminated pursuant to this ARTICLE VIII, (i) each party will redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same, and (ii) all further obligations of the parties under this Agreement shall terminate without further liability of any party to any other party, except that each party shall have all rights and remedies permitted hereunder and under the Transaction Documents in respect of any losses resulting from any breach or failure by another party hereto or thereto to perform its obligations hereunder or thereunder prior to the termination of this Agreement where such breach or failure to perform constitutes a wrongful termination of this Agreement or contributes to the termination of this Agreement; provided, however, that the rights and obligations of the parties under ARTICLE I (Definitions), Section 6.2(c) (Confidentiality), this Section 8.2 (Effect of Termination), Section 9.7 (Specific Performance) and ARTICLE XI (Miscellaneous and General) shall survive such termination.
(b)    If this Agreement is terminated pursuant to this ARTICLE VIII, then any claim by a party under this Agreement or under the Transaction Documents in respect of any losses resulting from any breach or failure by another party hereto or thereto to perform its obligations hereunder or thereunder must be made in writing to the other party within 45 days of the termination of this Agreement.
(c)    In the event this Agreement is terminated for any reason and no Closing occurs, the Buyer shall have no responsibility, financial or otherwise, for any assets or liabilities of either of the Companies, whether defined herein as Purchased Assets, Excluded Assets, Assumed Liabilities or Retained Liabilities, except as otherwise expressly set forth in this Agreement.
(d)    In the event this Agreement is terminated for any reason and no Closing occurs, each party’s aggregate liability under this Agreement, whether based on contract or tort, or otherwise, shall not exceed $500,000, except in cases of intentional or willful breaches or failures to perform obligations hereunder and under the Transaction Documents.
ARTICLE IX
REMEDIES
9.1    Survival. The representations, warranties, covenants and agreements of the Companies and Buyer, as applicable, contained in this Agreement will survive the Closing Date but only to the extent specified below:
(a)    (i) all covenants and agreements that contemplate the performance thereof prior to the Closing Date will survive the Closing Date until the two-year anniversary of the Closing Date, at which point such covenants and agreements and any claim for indemnification brought by Buyer or Seller, as applicable, on account thereof will expire and terminate, except for pending Claims and pending Buyer Claims, as applicable; and (ii) all covenants and agreements that contemplate the performance thereof following the Closing Date will survive the Closing Date in accordance with their respective terms; and
(b)    all representations and warranties will survive the Closing Date until the two-year anniversary of the Closing Date, at which point such representations and warranties and any claim for indemnification brought by Buyer or Seller, as applicable, on account thereof will expire and terminate, except for pending Claims and pending Buyer Claims, as applicable; provided, however, that: (i) the Fundamental Representations shall survive indefinitely; (ii) the representations and warranties set forth in Section 4.4 (Taxes) (and so much of Section 4.13(a) as relates to Taxes) shall survive until 30 days after the expiration of the applicable Tax statute of limitations (or, if earlier, seven years); and (iii) the representations and warranties set forth in Section 4.7 (Compliance with Laws) and Section 4.8 (Compliance with Educational Laws) shall survive until the three-year anniversary of the Closing Date.
9.2    Indemnification by Buyer. Subject to the limitations set forth in this ARTICLE IX, from and after the Closing, Buyer will indemnify and hold harmless Seller and its successors and permitted assigns, and the officers, employees, directors, managers, members, partners and stockholders of Seller and their heirs and personal representatives, and their respective Affiliates (collectively, “Seller Indemnitees”) from and against, and will pay to Seller Indemnitees the amount of, any actual damages incurred by any Seller Indemnitee following the Closing Date caused by (a) any breach of or inaccuracy in the representations and warranties of Buyer contained in this Agreement, (b) any non-performance or breach of the covenants or agreements of Buyer contained in this Agreement; (c) any Assumed Liability or (d) the operation of the Business after the Closing.
9.3    Indemnification by Seller Indemnifying Parties. Subject to the limitations set forth in this ARTICLE IX, from and after the Closing, Seller and Parent (the “Seller Indemnifying Parties”) shall indemnify and hold harmless Buyer and its successors and permitted assigns, and the officers, employees, directors and stockholders of Buyer, and its and their respective Affiliates (collectively, the “Buyer Indemnitees”) from and against, and will pay to the Buyer Indemnitees the amount of, any actual damages incurred by any of the Buyer Indemnitees following the Closing Date caused by (a) any breach of or inaccuracy in the representations and warranties contained in this Agreement, (b) any non-performance or breach by either Company of the covenants and agreements hereunder or under any Transaction Document, (c) any Retained Liabilities, (d) any liability or adjustment with respect to Title IV Program funds or Seller’s participation in or administration of the Title IV Programs. The Seller Indemnifying Parties shall be jointly and severally liable for any liability incurred by or otherwise imposed upon the Seller arising under the indemnification provisions set forth in Sections 9.3 through 9.6.
9.4    Exclusive Remedy. From and after the Closing, except for claims arising from actual fraud, the sole and exclusive remedies of the parties for any losses based upon, arising out of or otherwise in respect of the matters set forth in this Agreement (including representations, warranties, covenants and agreements) and the transactions contemplated hereby, whether based in contract or tort, or whether at law or in equity, are the indemnification and reimbursement obligations of the parties set forth in this ARTICLE IX. The provisions of this Section 9.4 shall not, however, prevent or limit a cause of action under Section 9.7 to obtain an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions hereof.
9.5    Limitations on Indemnification Payments. Notwithstanding anything in this Agreement to the contrary, the right of Seller Indemnitees and the Buyer Indemnitees (each an “Indemnitee,” and collectively, the “Indemnitees”) to indemnification is limited as follows:
(a)    Indemnification payments to an Indemnitee in respect of any loss shall be: (i) limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received by the Indemnitee in respect of any such claim; and (ii) reduced by the amount of any net cash Tax benefit realized by such Indemnitee as a result of such loss (taking into account any decreased amortization arising from the receipt of the related indemnity payment). The Indemnitee shall use its reasonable best efforts to recover under insurance policies or indemnity, contribution or other similar agreement for any losses.
(b)    The Indemnitees shall not be entitled to indemnification for indirect, punitive or exemplary damages that are not reasonably foreseeable as of the date hereof except to the extent that such damages are awarded to a third party.
(c)    No Indemnitee shall be entitled to be compensated more than once for the same loss.
(d)    Subject to Section 9.5(e):
(i)    The Buyer Indemnitees shall be entitled to indemnification pursuant to Section 9.3(a) on account of any losses to the extent (but only to the extent) that the aggregate amount of all losses actually incurred by the Buyer Indemnitees exceeds $100,000 (the “Basket”), and then only to the extent of the excess up to $2,500,000 (the “Cap”).
(ii)    The Buyer Indemnitees shall be entitled to indemnification pursuant to Sections 9.3(b), (c), and any breach of the representations and warranties set forth in Section 4.4 (Taxes) (and so much of Section 4.13(a) as relates to Taxes), on account of any losses actually incurred by the Buyer Indemnitees, which shall not be subject to the Basket or Cap.
(iii)    The Buyer Indemnitees shall be entitled to indemnification pursuant to Section 9.3(d), and so much of Section 9.3(c) as relates to Section 9.3(d), on account of any losses to the extent (but only to the extent) that the aggregate amount of all losses actually incurred by the Buyer Indemnitees do not exceed the amount of $7,500,000, less any amounts paid to the Buyer Indemnities that were subject to the $2,500,000 Cap.
(e)    After becoming aware of any event or occurrence that could reasonably be expected to give rise to an indemnification right hereunder, each Person entitled to indemnification shall take commercially reasonable steps to mitigate all losses arising therefrom.
(f)    After becoming aware of any loss giving rise to a claim for indemnification, each person entitled to indemnification shall use its reasonable best efforts to pursue any recovery to which it may be entitled under any insurance policy that may then be available to it; provided, however, that a failure to recover under any such policy shall not prevent any Buyer Indemnitee from asserting any claim for losses against the Seller Indemnifying Parties pursuant to and in accordance with this ARTICLE IX. Should a Buyer Indemnitee receive insurance payments in respect of any loss for which an Indemnitor has previously provided payment, the Buyer Indemnitee shall remit to the Indemnitor, as promptly as practicable, the full amount of that recovery, net of the costs of recovery.
9.6    Procedures.
(a)    Notice of Losses by Seller Indemnitee. As soon as reasonably practicable after a Seller Indemnitee has knowledge of any claim pursuant to Section 9.2 (but in any event, within 30 days) that may result in a loss (a “Claim”), Seller shall give notice thereof (a “Claims Notice”) to Buyer. A Claims Notice must describe the Claim in reasonable detail, include written evidence thereof, and set forth Seller’s good faith calculation of the loss that has been suffered by the applicable Seller Indemnitee. No delay in or failure to give a Claim Notice by Seller to Buyer pursuant to this Section 9.2 will adversely affect any of the other rights or remedies that Seller Indemnitees have under this Agreement, or alter or relieve Buyer of its obligation to indemnify the applicable Seller Indemnitee subject to the limitations set forth in ARTICLE IX, except: (i) to the extent that Buyer is materially prejudiced thereby; and (ii) Buyer shall have no obligation to respond to or otherwise indemnify any Seller Indemnitees if the Claims Notice is not provided to Buyer within the applicable survival period as set forth under Section 9.1. To the extent a response is required, Buyer shall respond to Seller (a “Claim Response”) within 30 days (the “Response Period”) after the date that the Claims Notice is received by Buyer. Any Claim Response must specify whether Buyer disputes the Claim described in the Claims Notice (or the amount of losses set forth therein). If Buyer fails to give a Claim Response within the Response Period, Buyer will be deemed not to dispute the Claim described in the related Claims Notice. If Buyer elects not to dispute a Claim described in a Claims Notice, whether by failing to give a timely Claim Response or otherwise, then the amount of losses alleged in such Claims Notice with respect to such undisputed Claim will be conclusively deemed to be an obligation of Buyer, and Buyer shall pay, in cash, to Seller (for the benefit of the applicable Seller Indemnitee(s)) within 10 days after the last day of the applicable Response Period, the amount specified in the Claims Notice with respect to such undisputed Claim. If Buyer delivers a Claim Response within the Response Period indicating that it disputes one or more of the Claims identified in the Claims Notice (or the amount of any losses associated therewith), Buyer and Seller shall promptly meet and use their commercially reasonable efforts to settle the dispute. If Buyer and Seller are unable to reach agreement within 30 days after the conclusion of the Response Period, then either Buyer or Seller may resort to other legal remedies subject to the limitations contained in this ARTICLE IX.
(b)    Notice of Losses by Buyer Indemnitee. As soon as reasonably practicable after a Buyer Indemnitee has knowledge of any claim pursuant to Section 9.3 (but in any event within 30 days) that may result in a loss (a “Buyer Claim”), then Buyer shall give notice thereof (a “Buyer Claim Notice” and together with a Claims Notice, a “Loss Notice”) to Seller. A Buyer Claim Notice must describe the Buyer Claim in reasonable detail, include written evidence thereof and set forth Buyer’s good faith calculation of the loss that has been suffered by a Buyer Indemnitee. No delay in or failure to give a Buyer Claims Notice by Buyer to Seller pursuant to this Section 9.6 will adversely affect any of the other rights or remedies that a Buyer Indemnitee has under this Agreement, or alter or relieve the Seller Indemnifying Parties of their obligation to indemnify a Buyer Indemnitee subject to the limitations set forth in this ARTICLE IX, except to the extent that Seller is materially prejudiced thereby. Seller shall respond to Buyer (a “Dispute Notice”) within 30 days (the “Dispute Period”) after the date the Buyer Claim Notice is received by Seller. Any Dispute Notice must specify whether Seller disputes a Buyer Claim described in a Buyer Claim Notice (or the amount of losses set forth therein). If Seller fails to give a Dispute Notice within the Dispute Period, Seller will be deemed not to dispute the Buyer Claim described in the Buyer Claim Notice. If Seller elects not to dispute a Buyer Claim described in a Buyer Claim Notice, whether by failing to give a timely Dispute Notice or otherwise, then the amount of losses alleged in such Buyer Claim Notice with respect to such undisputed Buyer Claim will be conclusively deemed to be an obligation of the Seller Indemnifying Parties, and the Seller Indemnifying Parties shall pay, in cash, to Buyer (for the benefit of the applicable Buyer Indemnitee(s)) within 10 days after the last day of the applicable Dispute Period, the amount specified in the Buyer Claim Notice with respect to such undisputed Buyer Claim. If Seller delivers a Dispute Notice to Buyer within the Dispute Period, Buyer and Seller shall promptly meet and use their commercially reasonable efforts to settle the dispute. If Buyer and Seller are unable to reach an agreement within 30 days after Buyer receives such Dispute Notice, then, notwithstanding any other provision in this Agreement to the contrary (including, without limitation, Section 9.4), either Buyer or Seller may submit the controversy to binding arbitration administered by the American Arbitration Association, and such arbitration proceedings shall be administered in Chicago, Illinois.
For all purposes of this ARTICLE IX (including those pertaining to disputes under Section 9.6(a) and this Section 9.6(b)), Buyer and Seller shall cooperate with each other and their respective representatives and make available to each other and their respective representatives all information, records and data, and shall permit reasonable access to their respective facilities and personnel, as may be reasonably required in connection with the resolution of such disputes.
(c)    Opportunity to Defend Third Party Claims. Subject to Section 9.4, in the event of any claim by a third party against an Indemnified Party, the Indemnitor has the right, exercisable by notice to the Indemnified Party, within 60 days of receipt of a Loss Notice from the Indemnified Party, to assume and conduct the defense of such claim with counsel selected by the Indemnitor. If the Indemnitor has assumed such defense, the Indemnified Party shall have the right to participate in the defense thereof, it being understood that the Indemnitor will not be liable for any legal expenses subsequently incurred by any Indemnified Party in connection with the defense of such claim. However, if, under applicable standards of professional conduct, a conflict with respect to any significant issue between any Indemnitor and any Indemnified Party exists in respect of such third party claim or there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnitor, the Indemnitor shall pay the reasonable fees and expenses of one counsel retained by such Indemnified Party. If the Indemnitor does not assume the defense of any third party claim in accordance with this Section 9.6(c), fails to properly notify the other party of its election to defend as provided in this Section 9.6(c)), or fails to diligently prosecute the defense of such third‑party claim, the Indemnified Party may continue to defend such claim at the sole cost and expense of the Indemnitor (subject to the limitations set forth in this ARTICLE IX) and the Indemnitor may still participate in, but not control, the defense of such third party claim at the Indemnitor’s sole cost and expense. In such case, the Indemnified Party will not consent to the entry of any judgment arising from any such claim without the prior written consent of the Buyer, in the event the Buyer is the Indemnitor, or the Seller, in the event the Seller Indemnifying Parties are the Indemnitor (such consent not to be unreasonably withheld, conditioned or delayed). Except with the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed), no Indemnitor, in the defense of any claim, will consent to the entry of any judgment that: (i) provides for injunctive or other nonmonetary relief affecting the Indemnified Party; or (ii) does not include as an unconditional term thereof the giving by each claimant or plaintiff, on the one hand, to such Indemnified Party, on the other hand, of a release from all liability with respect to such claim. The party responsible for the defense of such third party claim (the “Responsible Party”) shall, to the extent reasonably requested by the other party, keep such other party informed as to the status of such claim. With respect to a third party claim, Buyer and Seller shall make reasonably available to each other and their representatives all books and records relating to such third party claim and shall reasonably cooperate with each other in the defense of the third party claim.
Notwithstanding anything else in this Agreement, any claims asserted by an Educational Agency or Governmental Authority for which indemnification may be available hereunder shall be controlled and managed jointly by the parties, with counsel reasonably acceptable to each of them. In connection with the management of any such claim, the parties shall enter into a joint defense agreement in customary form reasonably acceptable to each of them to protect privileged communications and confidential information. No such claim may be settled without the prior written consent of each of the Indemnified Parties and Indemnifying Party, which consents shall not be unreasonably withheld, conditioned or delayed.
(d)    Settlement. The Responsible Party shall promptly notify the other party of each settlement offer with respect to a third party claim. Such other party shall promptly notify the Responsible Party whether it is willing to accept the proposed settlement offer. If the Responsible Party is willing to accept the proposed settlement offer but the other party refuses to accept it, then if (i) such settlement offer requires only the payment of money damages and provides a complete release of all Indemnified Parties that are a party to such third party claim with respect to the subject matter thereof, and (ii) the Responsible Party agrees in writing that the amount of such proposed settlement constitutes losses that are reimbursable, subject to the other provisions of this Agreement, then the amount payable to the Indemnified Parties with respect to such third party claim will be limited to the amount of such settlement offer.
9.7    Specific Performance.
(a)    Each party’s obligations under this Agreement (including the obligation to consummate the Closing assuming that all applicable conditions have been met or waived) are unique. If any party should breach this Agreement, the parties each acknowledge that it would be extremely impracticable to measure the resulting damages; accordingly, the nonbreaching party or parties, in addition to any other available rights or remedies they may have under the terms of this Agreement or that are available at law or equity, shall be entitled to specific performance and/or to obtain an injunction or injunctions (without the posting of any bond) to compel the other party or parties to perform their obligations under this Agreement (including the obligations related to delivery of the Closing deliverable and consummation of the Closing, assuming that all applicable conditions have been met or waived), and each party expressly waives the defense that a remedy in damages will be adequate.
(b)    The parties hereby agree that the provisions set forth in Section 8.2: (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement; and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific performance.
9.8    Subrogation. Upon making any indemnity payment pursuant to Section 9.2 or Section 9.3, as applicable, the Indemnitor shall be subrogated to all rights of the Indemnified Party, as applicable, against any third party in respect of the losses to which the payment related. The parties hereto will execute upon request all instruments reasonably necessary to evidence and perfect the above described subrogation rights.
9.9    Adjustment to Purchase Price. All indemnification payments made pursuant to this ARTICLE IX will be treated as an adjustment to the Purchase Price unless otherwise required by applicable Law.
ARTICLE X
TAX MATTERS
10.1    Cooperation; Audits. In connection with the preparation of Tax Returns, audit examinations, and any administrative or judicial proceedings relating to the Tax liabilities imposed on or with respect to the VIE for all Tax periods (or portions thereof) ending on or before the Closing Date (“Pre-Closing Tax Periods”), Buyer, on the one hand, and Seller, on the other hand, shall reasonably cooperate with each other, including the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by Taxing Authorities as to the imposition of Taxes. Buyer shall and shall cause the VIE to (i) retain all books and records with respect to Tax matters pertinent to the VIE relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by Seller, any extension thereof) for the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority and (ii) give Seller reasonable notice prior to transferring, destroying or discarding any such books and records and shall allow Seller to take possession of such books and records.
10.2    Tax Returns. Seller shall cause to be prepared all Tax Returns, if any, required to be filed by the VIE for any Tax periods ending on or before the Closing Date. Such Tax Returns shall be prepared in a manner consistent with past practices, unless otherwise required by applicable Law. At least 30 calendar days prior to the due date of any such Tax Return, or, in the case of any such Tax Return required to be filed more frequently than annually, within 10 calendar days, Seller shall provide to Buyer for review and comment drafts of all such Tax Returns required to be filed after the Closing Date. If Buyer objects to any items on any such Tax Return, it shall, within 10 calendar days after delivery of such Tax Return, or, in the case of any such Tax Return required to be filed more frequently than annually, within 5 calendar days, notify Seller in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. Seller shall consider in good faith any change reasonably requested by Buyer to such draft Tax Returns. Buyer shall cause the VIE to timely file such Tax Returns.
10.3    Intentionally Deleted.
10.4    Controversies. Notwithstanding anything that may be to the contrary herein, this Section 10.4 shall control any inquiries, assessments, proceedings or similar events with respect to Taxes of the VIE. Buyer shall promptly notify Seller upon receipt by Buyer or any Affiliate of Buyer of any audits, examinations, notice of any inquiries, assessments, proceedings or similar events received from, or on behalf of, any Taxing Authority with respect to Taxes of the VIE for which Seller may be required to reimburse any Buyer Indemnitee pursuant to this Agreement (a “Tax Matter”); provided, however, that the failure to provide such notice will not affect Buyer’s right to indemnification under this Agreement except to the extent that Seller’s defense of such Tax Matter is prejudiced by such failure. Seller may, upon notice to Buyer within 30 days of receipt of Buyer’s original notice, assume the defense of such Tax Matter. If Seller assumes such defense: (i) Seller shall have the authority, with respect to such Tax Matter, to represent the interests of the VIE before the relevant Taxing Authority and Seller shall have the right to control the defense, compromise or other resolution of any such Tax Matter subject to the limitations contained herein, including responding to inquiries, and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, such Tax Matter; (ii) Buyer shall have the right (but not the duty) to participate in the defense of such Tax Matter and to employ counsel, solely at its own expense, separate from the counsel employed by Seller; (iii) Seller shall not enter into any settlement of or otherwise compromise such Tax Matter to the extent that it materially adversely affects the Tax liability of Buyer, the VIE or any Affiliate of the foregoing without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed; and (iv) Seller, if it has assumed the defense, shall keep Buyer informed with respect to the commencement, status and nature of such Tax Matter, and will reasonably cooperate with Buyer and consult with it regarding the conduct of or positions taken in any such proceeding. If Seller does not assume the defense of any Tax Matter, then: (A) Buyer shall not enter into any settlement or otherwise compromise such Tax Matter to the extent it could require the Seller to reimburse any Buyer Indemnitee pursuant to this Agreement without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed; (B) Seller shall have the right (but not the duty) to participate in the defense of such Tax Matter and to employ counsel, solely at its own expense, separate from counsel employed by Buyer, and (C) Buyer shall keep Seller informed with respect to the commencement, status and nature of such Tax Matter, and will reasonably cooperate with Seller and consult with it regarding the conduct of or positions taken in such Tax Matter.
10.5    Amendment of Tax Returns. Except as provided by Sections 10.1, 10.2 and 10.4, neither Buyer nor any of its Affiliates shall amend, refile, revoke or otherwise modify any Tax Return or Tax election of the VIE with respect to a Pre‑Closing Tax Period.
10.6    Intentionally Deleted.
10.7    Intentionally Deleted.
ARTICLE XI
MISCELLANEOUS AND GENERAL
11.1    Expenses. Seller shall provide to Buyer, within 30 days of execution of this Agreement, a subsidy in the amount of $500,000 for the expenses related to the transactions contemplated by this Agreement, by bank wire transfer of immediately available funds to an account designated in writing by Buyer to Seller prior to or at the time of execution of this Agreement. Otherwise, the parties shall bear their own respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, all fees and expenses of their respective representatives.
11.2    Non-Recourse. No past or present director, officer, employee, incorporator, agent, attorney or other representative of either Company shall have any personal liability for any representations, warranties, obligations or liabilities of the Companies under this Agreement, the Schedules or any certificate delivered pursuant to this Agreement. No past or present director, officer, employee, incorporator, agent, attorney or other representative of Buyer shall have any personal liability for any representations, warranties, obligations or liabilities of Buyer under this Agreement, the Schedules or any certificate delivered pursuant to this Agreement.
11.3    Projections. In connection with Buyer’s investigation of the Companies, Buyer may have received, or may receive, from the Companies and/or their respective representatives certain estimates, projections and other forecasts for the Business, and certain business plan and budget information. Buyer acknowledges that (a) there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, (b) Buyer is familiar with such uncertainties, (c) Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it, and (d) Buyer will not assert any claim against, or attempt to hold liable a Company or any of their respective directors, officers, employees, Affiliates or representatives with respect thereto. Nothing contained in this Section 11.3 is intended to limit or modify the enforceability of the provisions set forth under Section 4.8(aa) or Sections 2.1(c) and 2.6, which require adjustments to the Purchase Price and Assumed Contracts based upon estimates and assumptions.
11.4    Exhibits and Schedules. The Exhibits and Schedules to this Agreement constitute an integral part of this Agreement and are hereby incorporated and made a part hereof as if set forth in full herein. No disclosure on a Schedule relating to a possible breach or violation of any Contract, Law or Governmental Order shall be construed as an admission or indication that such breach or violation exists or has occurred. The Schedules may include items and information that are not “material” relative to the Business and such inclusion shall not be deemed to be an acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or to further define the meaning of such term for purposes of this Agreement or otherwise. Matters reflected in the Schedules are not necessarily limited to matters required by this Agreement to be disclosed in the Schedules. The Company Disclosure Schedules are arranged in paragraphs corresponding to the lettered and/or numbered paragraphs contained in ARTICLE IV; provided, however, that any information disclosed in the Company Disclosure Schedules under any section number will be deemed to be disclosed and incorporated into any other section of the Schedules where such disclosure would be appropriate and is reasonably apparent on its face. Any headings set forth in the Schedules are for convenience of reference only and shall not affect the meaning or interpretation of any of the disclosures set forth in the Schedules. All references to Schedules in this Section 11.4 shall be to the Schedules as the same may be modified or supplemented hereunder.
11.5    Successors and Assigns. This Agreement is binding upon and inures to the benefit of the parties hereto and their respective successors and permitted assigns, but is not assignable by any party without the prior written consent of the other parties hereto.
11.6    Third Party Beneficiaries. Each party hereto intends that this Agreement not benefit or create any right or cause of action in or on behalf of any Person other than the parties hereto.
11.7    Notices. Unless otherwise provided in this Agreement, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon the earlier of (a) personal delivery to the party to be notified, (b) the next Business Day after dispatch via nationally recognized overnight courier, all addressed to the party to be notified at the address indicated for such party below, or at such other address as such party may designate by 10 Business Days’ advance written notice to the other parties or (c) if receipt is confirmed (whether electronically, automatically or otherwise), by telecopier or e-mail. Notices should be provided in accordance with this Section 11.7 at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.7):
If to the Companies:

Kendall College, LLC
c/o Laureate Education, Inc.
650 South Exeter Street
Baltimore, Maryland 21202
Attention: Victoria Silbey
Facsimile: (410) 843-8891
E-mail: victoria.silbey@laureate.net

with a copy (which shall not constitute notice) to:

Drinker Biddle & Reath LLP
1500 K Street, NW – Suite 1100
Washington, DC 20005
Attention: John R. Przypyszny, Esq.
Facsimile: (202) 842-8465
E-mail: john.przypyszny@dbr.com

If to the Buyer:

National Louis University
122 S. Michigan Ave.
Chicago, IL 60603
Attention: Nivine Megahed, Ph.D.
Facsimile: (312) 261-3230
E-Mail: nivine.megahed@nl.edu

With a copy (which shall not constitute notice) to:

Hogan Marren Babbo & Rose, LTD
321 N. Clark St., Suite 1301
Chicago, IL 60654
Attention: Charlie P. Rose, Esq.
Facsimile: (312) 946-9818
E-Mail: cpr@hmbr.com

11.8    Complete Agreement. This Agreement, together with the exhibits and schedules hereto, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior understandings and agreements, whether written or oral, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein. In the event of any inconsistency between the statements in the body of this Agreement, the exhibits and schedules (other than an exception expressly set forth as such in the Company Disclosure Schedules), the statements in the body of this Agreement will control.
11.9    Captions. The table of contents, titles and captions used in this Agreement are used for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
11.10    Time. Time is of the essence with respect to this Agreement.
11.11    Amendment. This Agreement may be amended or modified only by an instrument in writing duly executed by Seller and Buyer.
11.12    Waiver. At any time prior to the Closing Date, Seller and Buyer may (i) extend the time for the performance of any of the obligations or other acts of the parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the covenants, agreements or conditions contained herein, to the extent permitted by applicable Law. Any agreement to any such extension or waiver will be valid only if set forth in a writing signed by Seller and Buyer. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
11.13    Choice of Law; Venue.
(a)    This Agreement shall be governed by and construed under and the rights of the parties determined in accordance with the Laws of the State of Illinois (without reference to the choice of Law provisions of the State of Illinois).
(b)    Each of the parties hereto irrevocably consents to the service of any process, pleading, notices or other papers by the mailing of copies thereof by registered, certified or first class mail, postage prepaid, to such party at such party’s address set forth herein, or by any other method provided or permitted under the Laws of Illinois.
(c)    To the extent that a party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations pursuant to this Agreement.
(d)    Each party hereby irrevocably submits to the jurisdiction of any federal or state court located in Cook County in the State of Illinois (and any appellate court therefrom) over any action or proceeding arising out of or relating to this Agreement and the other Transaction Documents. Each party hereby irrevocably and unconditionally waives and agrees not to plead, to the fullest extent provided by Law, any objection it may have to venue and the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts.
11.14    Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY CLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION OR AGREEMENT CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
11.15    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision will be interpreted to be only so broad as is enforceable.
11.16    Counterparts; Facsimile or Electronic Signatures. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or electronic signatures of a party to this Agreement in connection with the execution of this Agreement or other documents executed in connection herewith that are sent to the other parties by facsimile transmission or pdf shall be deemed originals for all purposes.
11.17    Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The words “include,” “includes” or “including” (or any other tense or variation of the word “include”) in this Agreement shall be deemed to be followed by the words “without limitation.” When reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of this Agreement unless otherwise indicated. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. When used with respect to a Company or the Companies, the term “material” shall mean “material with respect to the Business as a whole.” The definitions contained in this Agreement are applicable to the singular as well as to the plural forms of such terms and to the masculine as well as the feminine and neuter genders of such terms.
11.18    Conflict of Interest. If Seller so desires, and without the need for any consent or waiver by either Company or Buyer, DBR is permitted to represent Seller after the Closing in connection with any matter, including without limitation anything related to the transactions contemplated by this Agreement or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, DBR is permitted to represent Seller or any of its agents and Affiliates in connection with any negotiation, transaction or dispute (“dispute” includes litigation, arbitration or other adversary proceeding) with Buyer, a Company or any of their respective agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims for indemnification and disputes involving employment or other agreements entered into in connection with this Agreement. Upon and after the Closing, each Company shall cease to have any attorney-client relationship with DBR, unless and to the extent DBR is specifically engaged in writing by the Company to represent the Company after the Closing and either such engagement involves no conflict of interest with respect to Seller, or Seller consents in writing at the time to such engagement. Any such representation of the Company by DBR after the Closing will not affect the foregoing provisions hereof. For example, and not by way of limitation, even if DBR is representing a Company after the Closing, DBR is permitted simultaneously to represent Seller in any matter, including any disagreement or dispute relating hereto. Furthermore, DBR is permitted to withdraw from any representation of a Company to be able to represent or continue so representing Seller, even if such withdrawal causes the Company or Buyer additional legal expense (such as to bring new counsel “up to speed”), delay or other prejudice.
11.19    Parent Obligations. Parent guarantees the timely payment of the Payment Obligations by the Seller. Parent further agrees that if Seller fails to timely satisfy any Payment Obligation, Parent will immediately pay to Buyer the total outstanding amount that is due and owing to Buyer related to the unsatisfied Payment Obligation.
[Signatures on Following Page]

IN WITNESS WHEREOF, Buyer, Seller, the VIE and Parent have caused this Agreement to be executed as of the day and year first above written.

SELLER:	KENDALL COLLEGE, LLC By: /s/ J. Paul Lussow Name: J. Paul Lussow Title: President
VIE:	THE DINING ROOM AT KENDALL NFP By: /s/ Christopher Koetke Name: Christopher Koetke Title: Member, Board of Directors
PARENT:	LAUREATE EDUCATION, INC. By: /s/ Eilif Serck-Hanssen Name: Eilif Serck-Hanssen Title: CEO
BUYER:	NATIONAL LOUIS UNIVERSITY By: /s/ Nivine Megahed Name: Nivine Megahed, Ph.D. Title: President